     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2000


                                                      REGISTRATION NO. 333-31460

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ANAREN MICROWAVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   NEW YORK                                      16-0928561
         (STATE OR OTHER JURISDICTION                         (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                            ------------------------

                              6635 KIRKVILLE ROAD
                         EAST SYRACUSE, NEW YORK 13057
                                 (315) 432-8909
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

            LAWRENCE A. SALA, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              6635 KIRKVILLE ROAD
                         EAST SYRACUSE, NEW YORK 13057
                                 (315) 432-8909
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

     IT IS REQUESTED THAT COPIES OF NOTICES AND COMMUNICATIONS BE SENT TO:

           DAVID M. FERRARA, ESQ.                          WILLIAM R. KOLB, ESQ.
         BOND, SCHOENECK & KING, LLP                       JOHN D. HANCOCK, ESQ.
             ONE LINCOLN CENTER                           FOLEY, HOAG & ELIOT LLP
          SYRACUSE, NEW YORK 13202                        ONE POST OFFICE SQUARE
               (315) 422-0121                           BOSTON, MASSACHUSETTS 02109
                                                              (617) 832-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed without notice. Anaren Microwave may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and Anaren Microwave is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

Prospectus (Not Complete)

Issued March 27, 2000


                                1,600,000 SHARES

                                 [ANAREN LOGO]

                                  COMMON STOCK
                         ------------------------------
     Anaren Microwave, Inc. is offering 1,323,000 shares of our common stock, and the selling shareholders are offering 277,000 shares of our common stock, in a firmly underwritten offering. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

                         ------------------------------

     Our common stock is traded on the Nasdaq National Market under the symbol "ANEN." The last reported sale price of our common stock on the Nasdaq National Market on March 7, 2000 was $99.25 per share.

                         ------------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                         ------------------------------

                                                              Per Share     Total
                                                              ---------     -----
Offering Price..............................................  $            $
Discounts and Commissions to Underwriters...................  $            $
Offering Proceeds to Anaren Microwave, Inc..................  $            $
Offering Proceeds to the Selling Shareholders...............  $            $

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Anaren Microwave, Inc. has granted the underwriters the right to purchase up to an additional 240,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to
investors on              , 2000.

BANC OF AMERICA SECURITIES LLC
                CIBC WORLD MARKETS
                                 NEEDHAM & COMPANY, INC.
                                              PACIFIC GROWTH EQUITIES, INC.
                         ------------------------------
                                           , 2000

INSIDE FRONT COVER -- EDGAR DESCRIPTION

     The word "Anaren..." appears at the top left corner of the page.

     Our logo and tag line (Anaren -- What'll we think of next?) is in the center of the page. Five photos of our products are arrayed around the logo in a hub and spokes pattern.


     The first photo starting at the top and moving clockwise, is our antenna beamformer which is used in satellite communications systems. The second photo is our Adrenaline assembly used in splitting and combining signals in Motorola power amplifiers. The third photo is our wireless backplane assembly which is used with amplifiers in wireless base stations. The fourth photo is our wireless signal distribution assembly used in wireless base stations. The fifth photo is our Xinger(R) coupler components used in wireless base station amplifiers.


     The phrase ". . .Developing Compact Solutions for Complex Problems" appears at the bottom of the page.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    7
Forward-Looking Statements..................................   15
Use of Proceeds.............................................   16
Price Range of Our Common Stock.............................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Selected Consolidated Financial Data........................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   28
Management..................................................   41
Principal and Selling Shareholders..........................   44
Underwriting................................................   46
Legal Matters...............................................   48
Experts.....................................................   48
Where You Can Find More Information.........................   48
Incorporation of Certain Documents by Reference.............   48
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. This prospectus may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our equity shares.

     "Xinger" is our registered trademark in the United States. "Anaren", the Anaren logo, "AdrenaLine" and "What'll we think of next?" are our trademarks. This prospectus also contains trademarks or servicemarks of other entities.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains forward-looking statements which involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option and does not give effect to the recently announced three-for-two split of our common stock that is expected to occur after this offering. References to "we," "us," "our" and "Anaren" mean Anaren Microwave, Inc. and all entities owned by it.

                             ANAREN MICROWAVE, INC.

     We design, develop, manufacture and sell highly integrated microwave components, assemblies and subsystems for the wireless communications, satellite communications and defense electronics markets. Our distinctive microwave modeling capabilities and integration technology allow us to replace numerous components with integrated assemblies that deliver optimal microwave signal performance. We use our proprietary Multi-Layer Stripline technology to produce compact, lightweight and cost-effective products. These products are primarily used in base stations for wireless communications systems and in satellites. Our technology supports the most widely used mobile digital and analog wireless protocols, systems and standards available today. In addition, we are developing and producing products and technologies to support the latest generation of wireless communications systems, including mobile and fixed broadband communications.

     Our wireless and satellite customers include leading global equipment manufacturers, such as:

     - Ericsson

     - Lucent Technologies

     - Motorola

     - Nortel Networks

     - Powerwave Technologies

     - Hughes

     - ITT Aerospace/Communications

     - Lockheed Martin

     - Loral Space & Communications

     Global demand for integrated voice, data and video communications services is growing rapidly. For many users, wireless communications offer advantages over wire-based networks, such as lower capital equipment costs, reduced installation costs and more rapid deployment. To keep up with the growing demand for mobile wireless communications, service providers are increasing the capacity of their networks by adding more base stations. Service providers are also seeking to generate revenues by deploying emerging wireless technologies, such as fixed broadband wireless communications systems. As demand for high-speed Internet access grows, satellite and mobile wireless service providers are entering the market for broadband services.

     Our technology addresses the increasing demands of the wireless communications markets for high-quality products manufactured in volume with continuous improvements in performance and cost. We also provide satellite manufacturers with enabling technologies that increase the capacity and flexibility of their satellite communications systems. Our solution includes:

     - Offering a broad array of standard and customized microwave products;

     - Providing advanced capabilities in microwave design and manufacturing of system-level solutions;

     - Using our microwave technology, design libraries and manufacturing know-how to develop products rapidly; and

     - Maintaining strong collaborative engineering relationships with our customers to develop customer-specific solutions.

     Our strategy is to continue to use our proprietary Multi-Layer Stripline technology, extensive microwave design libraries and turnkey design, development and manufacturing capabilities to further expand our penetration in the wireless and satellite communications markets. Key components of our strategy include:

     - Pursuing new wireless markets;

     - Increasing our product content per customer base station;

     - Strengthening and expanding our customer relationships;

     - Enhancing our microwave technology leadership in wireless communications; and

     - Expanding our business through strategic acquisitions.

     We were incorporated in New York in 1967. Our executive offices are located at 6635 Kirkville Road, East Syracuse, New York 13057, and our phone number is
(315) 432-8909. Our web site is located at www.anaren.com. The information on our web site is not a part of this prospectus.

                              RECENT DEVELOPMENTS

     On February 29, 2000, we acquired all of the outstanding capital stock of RF Power Components, Inc. RF Power Components, based in Long Island, New York, had approximately 90 employees as of February 29, 2000, and is primarily engaged in the manufacture of electronic products, including power resistors, attenuators and couplers. The purchase price for RF Power Components was $7.5 million in cash and 23,517 shares of our common stock. We will account for this acquisition as a purchase transaction.

                                  THE OFFERING

Common stock offered by Anaren Microwave................  1,323,000 shares
Common stock offered by the selling shareholders........  277,000 shares
Common stock to be outstanding after this offering......  6,997,209 shares
Use of proceeds.........................................  For general corporate purposes and potential acquisitions. See "Use of Proceeds." We will
                                                          not receive any proceeds from the sale of
                                                          common stock by the selling shareholders.
Nasdaq National Market symbol...........................  ANEN

     The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of February 29, 2000 and does not include the following:

     - 744,700 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $22.00 per share; and

     - 278,700 shares of common stock reserved for future issuance under our stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables summarize our consolidated financial data. Consolidated balance sheet data is presented on an actual basis and as adjusted to reflect the sale of the 1,323,000 shares of common stock offered by us in this offering at an assumed public offering price of $99.25 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                             SIX MONTHS ENDED
                                                YEAR ENDED JUNE 30,            DECEMBER 31,
                                           -----------------------------    ------------------
                                            1997       1998       1999       1998       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales................................  $24,227    $37,449    $45,739    $21,535    $25,735
Gross profit.............................    7,984     13,878     18,028      8,511     10,292
Operating income.........................    2,035      5,626      7,796      3,591      4,733
Net income...............................  $ 2,055    $ 4,137    $ 6,950    $ 2,753    $ 3,673
Net income per common and common
  equivalent share:
  Basic..................................  $  0.50    $  0.83    $  1.26    $  0.50    $  0.66
  Diluted................................  $  0.47    $  0.79    $  1.20    $  0.48    $  0.62
Shares used in computing net income per
  common and common equivalent share:
  Basic..................................    4,106      4,984      5,522      5,511      5,554
  Diluted................................    4,332      5,237      5,770      5,737      5,889

                                                               DECEMBER 31, 1999
                                                              -------------------
                                                                            AS
                                                              ACTUAL     ADJUSTED
                                                              -------    --------
                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $28,952    $152,980
Working capital.............................................   42,220     166,248
Total assets................................................   62,569     186,597
Long-term debt, less current installments...................       --          --
Total stockholders' equity..................................   56,398     180,426

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our common stock. If any of the following risks actually occur, our business could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in any forward-looking statements.

                         RISKS RELATED TO OUR BUSINESS

WE RELY ON A LIMITED NUMBER OF ORIGINAL EQUIPMENT MANUFACTURERS AS CUSTOMERS AND THE LOSS OF ONE OR MORE OF THEM COULD HARM OUR BUSINESS.

     We depend upon a small number of customers for a majority of our revenues. During the first six months of fiscal 2000, we had two customers that each accounted for more than 10% of our net sales. During this period, approximately 19% of our net sales were to Motorola and approximately 13% were to Lockheed Martin.

     We anticipate that we will continue to sell products to a relatively small group of customers. Delays in manufacturing or supply procurement or other factors could potentially cause cancellation, reduction or delay in orders by a significant customer or in shipments to a significant customer. In addition, we design a substantial portion of our products to address the specific needs of individual customers. Our future success depends significantly on the decision of our current customers to continue to purchase products from us, as well as the decision of prospective customers to develop and market wireless communications systems that incorporate our products.

     Our future success will also depend in part upon the financial condition and success of our customers. Our customers' orders are affected by factors such as:

     - new product introductions;

     - manufacturing strategy;

     - product life cycles;

     - changes in inventory levels;

     - regulatory approvals;

     - contract awards; and

     - general economic conditions.

     If we were to lose a major customer, or if a major customer were to decrease or delay its orders, our business, financial condition and operating results could be materially harmed.

WE MUST ATTRACT AND RETAIN QUALIFIED ENGINEERS AND OTHER KEY EMPLOYEES TO MAINTAIN AND GROW OUR BUSINESS.

     Our success will depend in part on our ability to attract and retain qualified engineering, management, manufacturing, quality assurance, marketing and support personnel. Competition for qualified engineers is particularly intense, and we may not be successful in attracting and retaining these and other personnel. If we are unable to successfully hire, train and retain a sufficient number of qualified engineers with the skills necessary to develop products for the wireless and satellite communications markets, we may be unable to adequately manage and complete our existing projects or obtain new projects. In addition, we maintain key person life insurance on Lawrence A. Sala, our President and Chief Executive Officer. The loss of Mr. Sala's services could materially harm our business, financial condition and operating results.

WE DEPEND ON A SMALL NUMBER OF SUPPLIERS FOR MANY OF OUR COMPONENT PARTS AND SERVICES.

     We rely on our suppliers, or in some cases a limited group of suppliers, to provide us with services and materials necessary for the manufacture of our products. While we believe that substitute sources of supply at reasonably similar costs are available for these and other products purchased, our reliance on a limited group of suppliers involves several risks, including:

     - potential inability to timely obtain critical materials or services;

     - potential increase in raw materials costs or production costs;

     - potential delays in delivery of raw materials or finished products; and

     - reduced control over reliability and quality of components or assemblies, as outsourcing continues.

     We do not have binding contractual commitments or other controls over our suppliers and, therefore, cannot always rely upon the guaranteed availability of the materials necessary for the manufacture of our products. Recently we have experienced difficulty obtaining electronic components for our products due to increased demand throughout the electronics industry for these components. If we are required to seek alternative contract manufacturers or suppliers because we are unable to obtain timely deliveries of acceptable quality from existing manufacturers or suppliers, we could be forced to delay delivery of our products to our customers. In addition, if our suppliers and contract manufacturers increase their prices, we could suffer losses because we may be unable to recover these cost increases under fixed-price production commitments to our customers.

WE MAY NOT EFFECTIVELY MANAGE POSSIBLE FUTURE GROWTH.

     The growth in size and complexity of our business and the expansion of our product lines and customer base have placed significant demands on our management and operations, and we expect that these demands will continue in the future. We are in the process of renovating our plant in East Syracuse, New York to increase our manufacturing capabilities. The pace of our expansion, in combination with the complexity of the technology involved in the manufacture of our products, demands an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs and the needs of our customers. Our systems, procedures or controls may not be adequate to support our operations. Our management may not be able to achieve the rapid expansion necessary to exploit potential market opportunities for our products. Our ability to compete effectively and to manage future growth will depend on our ability to improve our manufacturing capabilities to meet the high-volume, low-cost demands for the wireless market, and will also require us to continue to implement and improve operational and financial systems on a timely basis. We do not know whether we will be able to manage our future growth, and the failure to do so could materially harm our business, financial condition and operating results.

WE MAY HAVE DIFFICULTY INTEGRATING THE BUSINESS OF RF POWER COMPONENTS.

     We recently completed the acquisition of RF Power Components, a manufacturer of electronic products based in Long Island, New York. This is our first acquisition of another business. Integrating RF Power Components may be a complex and time-consuming process. Before our acquisition of RF Power Components, we each operated independently. We may experience difficulties in integrating RF Power Components and our business. These difficulties may include:

     - diversion of management resources from the business of the combined company;

     - geographical separation of the facilities;

     - perceived adverse changes in customer service standards, business focus or product offerings available to customers;

     - perceived uncertainty in career opportunities, benefits and the long-term value of stock options available to employees;

     - costs and delays in implementing common systems and procedures; and

     - potential inefficiencies in delivering products to the customers of the combined company.

     Many of these factors are outside our control. Any of these difficulties could increase our operating costs, harm our financial performance or cause the loss of customers or employees. In addition, we may have inherited material undisclosed liabilities from the acquired business.

WE MAY PURSUE ACQUISITIONS AND INVESTMENTS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     In the future we may continue to make acquisitions of and investments in businesses, products and technologies that could complement or expand our business. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition or integrate the acquired businesses, products or technologies into our existing business and products. To complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause our earnings per share to decline.

WE RELY PRINCIPALLY ON A SINGLE FACILITY AND OUR OPERATIONS COULD BE INTERRUPTED BY EVENTS BEYOND OUR CONTROL.

     Our primary operations, including engineering, manufacturing, management information systems, customer service, distribution and general administration, are housed in a single facility in East Syracuse, New York. Any material disruption in our operations at the East Syracuse facility due to fire, natural disaster or otherwise, could materially harm our business, financial condition and operating results.

OUR QUARTERLY OPERATING RESULTS ARE DIFFICULT TO PREDICT AND MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, CAUSING OUR STOCK PRICE TO FALL.

     Our quarterly results of operations may fluctuate significantly. Many factors affect our results of operations for any particular fiscal quarter. These factors include:

     - the timing, cancellation or rescheduling of orders and shipments from our customers;

     - the pricing and mix of products that we sell;

     - our introduction of new products;

     - the introduction of new competitors or competitive products;

     - our ability to obtain components and subassemblies from contract manufacturers and suppliers;

     - variations in our ability to efficiently manufacture our products; and

     - fluctuations in our manufacturing yields caused by seasonal and other factors.

     As a result of these fluctuations, our performance in any one fiscal quarter may not necessarily accurately reflect the outcome of our future performance.

OUR BUSINESS COULD BE HARMED IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY.

     Our success depends in part on our ability to protect our intellectual property. We rely primarily on a combination of trade secret, know-how, copyright and trademark laws and employee and third-party nondisclosure agreements. We also limit access to proprietary information within our company and by outside parties. The steps we have taken to protect our intellectual property may not prevent misappropriation of our technology. Our competitors may develop technologies that are similar or superior to our technology, duplicate our technology or design around patents that we own. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Even if successful, litigation could be costly and could divert important management resources. If our intellectual property is not adequately protected, our business, financial condition and operating results could be materially harmed.

FUTURE CLAIMS BY OTHERS THAT WE HAVE VIOLATED THEIR INTELLECTUAL PROPERTY RIGHTS COULD PREVENT THE SALE OF OUR PRODUCTS AND REQUIRE US TO PAY DAMAGES.

     Third parties may claim that our products infringe upon their intellectual property rights. Defending against third-party infringement claims could be costly and divert important management resources. Furthermore, if these claims are successful, we may have to pay substantial royalties or damages, remove the infringing products from the marketplace or expend substantial amounts in order to modify the products so that they no longer infringe on the third party's rights.

WE MAY EXPERIENCE COST OVERRUNS AND ORDER CANCELLATIONS UNDER FIXED-PRICE CONTRACTS, AND MAY NOT REALIZE ANY BENEFIT FROM RESEARCH AND DEVELOPMENT EFFORTS UNDER THESE CONTRACTS.

     Our customers establish demanding specifications for product performance, reliability and cost. The majority of our contracts with prime contractors to United States and foreign governmental departments or their agencies, as well as satellite communications and wireless infrastructure equipment customers, are fixed-price contracts, some of which require delivery over periods of time in excess of one year. With this type of contract, we must agree to deliver products at an agreed upon price, except for costs incurred as a result of change orders issued by the customer. Some of these contracts contain provisions for price escalation due to inflation incurred between the contract date and product delivery date, and some are subject to various statutes, regulations and provisions governing defense contracts. Most of these contracts contain termination clauses, which allow the customer to terminate the contract for convenience upon proper notice and payment of predetermined charges. We face the risk of experiencing cost overruns or order cancellation if our products cost more to produce due to design or manufacturing inefficiencies, increased material, component or labor costs, or other unanticipated expenses, or if our products are returned for failing to meet our customers' expectations or for an upgrade, in which case we may incur additional costs to replace the returned products or to perform the upgrade. In addition, we often make significant investments in design and engineering of new products for customers without any commitment by the customer for the future purchase of the products. If we fail to receive initial or follow-on orders for these products and are unable to apply our research and development efforts in other contexts, we will receive no benefit for funds expended in these efforts.

OUR BACKLOG MAY NOT RESULT IN FUTURE SALES.

     Backlog for the wireless group primarily represents firm orders for surface mount products and signed purchase orders for custom components due to ship within the next four to six weeks. Orders in the space and defense group backlog are covered by signed contracts or purchase orders. Backlog is not necessarily indicative of future sales. In addition, our customers may cancel or defer orders without significant penalty. Cancellations of pending purchase orders or termination or reduction of purchase orders in progress could materially harm our business, financial condition and operating results. We do not believe that our backlog as of any particular date is representative of actual sales for any succeeding period, and we do not know whether our current order backlog will necessarily lead to sales in any future period.

OUR WIRELESS CUSTOMERS' ANNUAL PROCUREMENT FORECASTS MAY NOT RESULT IN FUTURE SALES.

     Our major wireless communications customers provide us with procurement forecasts on an annual basis, which we use to set the price for our products to be sold to them during the year. These forecasts are subject to weekly adjustments by our customers. We negotiate the prices of our products based in part upon the volume provided in the annual forecasts, and we are generally unable to increase our prices in response to any decrease in the volume actually purchased by the customers as compared to the forecasted amount. Accordingly, if these customers purchase less than the forecasted amount of products, our operating margins could suffer. In addition, we may be required to carry these unsold products in our inventory for an extended period of time. We purchase raw materials from our suppliers in anticipation of the forecasted order. If our customers purchase fewer products than we expect, we may be unable to use all of the raw materials we purchased.

OUR BUSINESS MAY BE HARMED IF WE FAIL TO COMPLY WITH ENVIRONMENTAL LAWS OR REGULATIONS.

     We are subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. If we fail to comply with these regulations, substantial fines could be imposed on us, and we could be required to suspend production, alter manufacturing processes or cease operations.

     News reports have asserted that power levels associated with hand held cellular telephones and infrastructure equipment may pose health risks. If it were determined or perceived that electromagnetic waves carried through wireless communications equipment create a health risk, the market for our wireless customers' products could be severely reduced, which could in turn materially harm our business, financial condition and operating results. Moreover, if wireless communications systems or other systems or devices that rely on or incorporate our products are determined or alleged to create a health risk, we could be named as a defendant, and held liable, in product liability lawsuits which could materially harm our business, financial condition and operating results.

UNDISCOVERED YEAR 2000-RELATED COMPUTER PROBLEMS COULD DISRUPT OUR OPERATIONS.

     We may face claims for undiscovered year 2000 errors in our products or for year 2000 issues arising from third-party products that we integrate into our products or with which our systems and products exchange data. If our suppliers, vendors or distributors fail to timely and completely correct their own year 2000 software, firmware and hardware problems, or if any of them convert to a system that is incompatible with our systems, our ability to deliver our products could be disrupted.

                         RISKS RELATED TO OUR INDUSTRY

WE DEPEND ON THE FUTURE DEVELOPMENT OF THE WIRELESS AND SATELLITE COMMUNICATIONS MARKETS, WHICH IS DIFFICULT TO PREDICT.

     We believe that our future growth depends in part on the success of the wireless and satellite communications markets. A number of the markets for our products in the wireless and satellite communications area have only recently begun to develop. It is difficult to predict the rate at which these markets will grow, if at all. Existing or potential wireless and satellite communications applications for our products may fail to develop or may erode for many different reasons, including:

     - the inability of wireless and satellite communications services to handle growing demands for faster transmission of increasing amounts of data for broadband applications;

     - poor cost-effectiveness and poor performance of wireless and satellite communications services compared to other forms of broadband access;

     - insufficient consumer demand for wireless products or services; and

     - real or perceived security and health risks associated with wireless communications.

     If the markets for our products in wireless and satellite communications fail to grow, or grow more slowly than anticipated, our business, financial condition and operating results could be harmed.

THE MARKETS WHICH WE SERVE ARE VERY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY IN OUR MARKETS, WE WILL LOSE SALES AND HAVE LOWER MARGINS.

     The markets for our products are extremely competitive and are characterized by rapid technological change, new product development and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. We face competition from component manufacturers which have integration capabilities, including KDI, M/A-Com, a division of Tyco International, Merrimac Industries and Mini-Circuits. However, we believe that our primary competition is from the internal capabilities of large communications original equipment manufacturers, or OEMs, and defense prime contractors. Our future success will depend upon the extent to which these parties elect to purchase from outside sources rather than manufacture their own microwave components. Our customers and large manufacturers of components could enter into the market for microwave products and compete directly with us. Many of our current and potential competitors have substantially greater financial, technical, marketing, distribution and other resources than us, and have greater name recognition and market acceptance of their products and technologies. Our competitors may develop new technologies or products that may offer superior price or performance features, and new products or technologies may render our customers' products obsolete.

WE FACE CONTINUING PRESSURE TO REDUCE THE AVERAGE SELLING PRICE OF OUR WIRELESS PRODUCTS.

     Many of our wireless customers are under continuous pressure to reduce costs and, therefore, we expect to continue to experience pressure from these customers to reduce the prices of the products that we sell to them. Our customers frequently negotiate supply arrangements well in advance of delivery dates, requiring us to commit to price reductions before we can determine whether the assumed cost reductions or the negotiated supply volumes can be achieved. To offset declining average sales prices, we believe that we must achieve manufacturing cost reductions and increase our sales volumes. If we are unable to offset declining average selling prices, our gross margins will decline, and this decline could materially harm our business, financial condition and operating results.

IF WE ARE UNABLE TO MEET THE RAPID TECHNOLOGICAL CHANGES IN THE WIRELESS AND SATELLITE COMMUNICATIONS MARKETS, OUR EXISTING PRODUCTS COULD BECOME OBSOLETE.

     The markets in which we compete are characterized by rapidly changing technologies, evolving industry standards and frequent improvements in products and services. If technologies supported by our products become obsolete or fail to gain widespread acceptance, as a result of a change in the industry standards or otherwise, our business could be harmed. Our future success will depend in part on factors including:

     - our ability to enhance the functionality of our existing products in a timely and cost-effective manner;

     - our ability to establish close working relationships with major customers for the design of their new wireless transmission systems that incorporate our products;

     - our ability to identify, develop and achieve market acceptance of new products that address new technologies and meet customer needs in wireless communications markets;

     - our ability to continue to apply our expertise and technologies to existing and emerging wireless and satellite communications markets; and

     - our ability to achieve acceptable product costs on new products.

     We must continue to make significant investments in research and development efforts in order to develop necessary product enhancements, new designs and technologies. We may not be able to obtain the funds necessary for these investments when needed, our research and development efforts may not be successful, and our new products may not achieve market acceptance. Wireless and satellite technologies are complex and new products and enhancements developed by our customers can in turn require long development periods for our new products or for enhancement or adaptation of our existing products. If we are unable to develop and introduce new products or enhancements in a timely manner in response to changing market conditions or customer requirements, or if our new products do not achieve market acceptance, our business, financial condition and operating results could suffer.

OUR BUSINESS COULD BE HARMED IF WE OR OUR CUSTOMERS FAIL TO COMPLY WITH GOVERNMENTAL REGULATIONS.

     Our products are incorporated into wireless communications systems that are subject to regulation domestically by the Federal Communications Commission and internationally by other government agencies. Although the equipment operators are generally responsible for compliance with these regulations, regulatory changes, including changes in the allocation of available frequency spectra, could materially restrict development efforts by our customers. Changes in applicable governmental regulations, or our failure to manufacture products in compliance with these regulations, could materially harm our business, financial condition and operating results.

     In addition, the increasing demand for wireless and satellite communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process may cause our customers to cancel or postpone the installation of communications systems, which in turn may reduce our sale of products to these customers.

     Because of our participation in the defense industry, we are subject to broad audits by various government agencies. Responding to audits, inquiries or investigations may involve significant expense and divert management attention. If there is an adverse finding in any audit, inquiry or investigation, we could be required to pay substantial fines or penalties.

                        RISKS RELATING TO THIS OFFERING

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE PUBLIC OFFERING PRICE.

     The market price of our stock will fluctuate in the future. Price fluctuations may occur in response to a variety of factors, including:

     - actual or anticipated operating results;

     - announcements of technological innovations, new products or new contracts by us, our customers, our competitors or our customers' competitors;

     - government regulatory action;

     - developments with respect to wireless and satellite communications; and

     - general market conditions.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies and that have often been unrelated to the operating performance of particular companies. In the period from March 1, 1999 to March 7, 2000, the price of our common stock has ranged from $17.25 to $110.25 per share. The market price of our common stock has been volatile and may continue to be highly volatile.

YOU WILL BE RELYING ON THE JUDGMENT OF OUR MANAGEMENT REGARDING OUR USE OF PROCEEDS.

     We have not designated any specific use for the net proceeds from our sale of common stock described in this prospectus. Rather, we expect to use the net proceeds for general corporate purposes and potential acquisitions. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to change the application of the proceeds of this offering without shareholder approval.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Our certificate of incorporation and by-laws contain provisions which may impede any merger, consolidation, takeover or other business combination involving us or may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company. These provisions include:

     - a classified board of directors;

     - a super-majority voting requirement for removal of directors by the shareholders;

     - the ability of the board of directors to issue additional shares of common stock without shareholder approval; and

     - a requirement that the provisions of the certificate of incorporation and by-laws designed to protect us from unfriendly takeover attempts can only be amended by the shareholders pursuant to a super-majority vote.

     These provisions are intended to avoid costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our board of directors can maximize shareholder value in connection with an unsolicited offer to acquire us. However, these provisions could also serve to depress our stock price or discourage a hostile bid in which shareholders could receive a premium for their shares. In addition, these provisions could make it more difficult for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control of Anaren.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     The vast majority of our outstanding shares and shares reserved for issuance upon exercise of stock options are freely tradable without restriction or further registration, and the 1,323,000 shares offered in this offering by us will be freely tradable immediately upon completion of the offering. Our directors, executive officers and the selling shareholders have agreed that for a period of 90 days after the date of this prospectus, they will not directly or indirectly sell any shares of common stock without the consent of our underwriters. Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, may depress the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

WE DO NOT PAY CASH DIVIDENDS.

     We have never paid any cash dividends on our common stock and do not anticipate that we will pay cash dividends in the future. Instead, we intend to apply any earnings to the expansion and development of our business.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors." Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of these words and similar expressions are intended to identify these forward-looking statements. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 1,323,000 shares of common stock that we are offering at an assumed public offering price of $99.25 per share will be approximately $124.0 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $146.6 million. We will not receive any proceeds from the sale of shares by the selling shareholders.

     We expect to use the net proceeds from this offering for general corporate purposes. We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses when the opportunity arises. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying our net proceeds of this offering. Pending these uses, the net proceeds of this offering will be invested in investment grade, interest-bearing instruments.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol ANEN. The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported by the Nasdaq National Market.

                                                           HIGH        LOW
                                                         --------    --------
Fiscal Year Ended June 30, 1998
  First Quarter........................................  $ 28.250    $ 13.000
  Second Quarter.......................................    35.750      13.500
  Third Quarter........................................    25.750      13.375
  Fourth Quarter.......................................    23.750      14.375
Fiscal Year Ended June 30, 1999
  First Quarter........................................  $ 15.500    $  9.875
  Second Quarter.......................................    21.500      11.000
  Third Quarter........................................    28.000      20.500
  Fourth Quarter.......................................    26.375      17.250
Fiscal Year Ending June 30, 2000
  First Quarter........................................  $ 32.125    $ 20.500
  Second Quarter.......................................    55.750      26.500
  Third Quarter (through March 7, 2000)................   110.250      43.500

     On March 7, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $99.25. As of February 29, 2000, there were 5,674,209 shares of our common stock outstanding, held by approximately 483 holders of record.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs. Although there are no direct restrictions on payments of cash dividends under our bank credit facility, we are required to maintain a certain level of tangible net worth. This requirement may restrict our ability to pay cash dividends in the future.

                                 CAPITALIZATION

     The following table provides our capitalization as of December 31, 1999 and as adjusted to reflect the sale of the 1,323,000 shares of common stock we are offering at an assumed public offering price of $99.25 per share and the receipt of the estimated net proceeds, after deducting estimated underwriting discounts and commissions, and our estimated offering expenses.

                                                                AS OF DECEMBER 31, 1999
                                                              ----------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              ----------    --------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
Stockholders' equity:
  Common stock, $0.01 par value; 25,000,000 shares
     authorized; 6,624,666 shares issued and 5,604,392
     shares outstanding, actual; 7,947,666 shares issued and
     6,927,392 shares outstanding, as adjusted..............    $    66        $     79
Additional paid-in capital..................................     39,199         163,214
Unearned compensation.......................................       (851)           (851)
Retained earnings...........................................     21,465          21,465
Less cost of 1,020,274 treasury shares......................     (3,481)         (3,481)
                                                                -------        --------
Total stockholders' equity..................................     56,398         180,426
                                                                -------        --------
     Total capitalization...................................    $56,398        $180,426
                                                                =======        ========

     The number of outstanding shares as of December 31, 1999 excludes:

     - 762,500 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $19.52 per share; and

     - 307,200 shares of common stock reserved for future issuance under our stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes appearing elsewhere in this prospectus. The statement of operations data for each of the years in the three year period ended June 30, 1999 and the balance sheet data at June 30, 1998 and June 30, 1999 are derived from our audited consolidated financial statements and notes appearing elsewhere in this prospectus. The statement of operations data for the years ended July 1, 1995 and June 30, 1996 and the balance sheet data at July 1, 1995, June 30, 1996 and June 30, 1997 are derived from our audited consolidated financial statements and notes not included in this prospectus. The statement of operations data for the six months ended December 31, 1998 and December 31, 1999 and the balance sheet data at December 31, 1999 are derived from our unaudited consolidated financial statements and notes appearing elsewhere in this prospectus.

     In our opinion, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The interim results for the six months ended December 31, 1999 are not necessarily indicative of results to be expected for the year ending June 30, 2000. Historical results are not indicative of the results to be expected in the future.

                                                                                                          SIX MONTHS ENDED
                                                  YEAR ENDED             YEAR ENDED JUNE 30,                DECEMBER 31,
                                                   JULY 1,     ---------------------------------------   -------------------
                                                     1995       1996      1997       1998       1999       1998       1999
                                                  ----------   -------   -------   --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.......................................   $17,996     $17,082   $24,227   $ 37,449   $ 45,739   $ 21,535   $ 25,735
Cost of sales...................................    13,381      11,147    16,243     23,571     27,711     13,024     15,443
                                                   -------     -------   -------   --------   --------   --------   --------
  Gross profit..................................     4,615       5,935     7,984     13,878     18,028      8,511     10,292
                                                   -------     -------   -------   --------   --------   --------   --------
Operating expenses:
  Marketing.....................................     3,028       2,970     3,171      3,999      4,177      1,996      2,280
  Research and development......................       939       1,185       540      1,380      2,835      1,360      1,490
  General and administrative....................     2,041       2,075     2,238      2,873      3,220      1,564      1,789
  Restructuring.................................       360         810        --         --         --         --         --
                                                   -------     -------   -------   --------   --------   --------   --------
    Total operating expenses....................     6,368       7,040     5,949      8,252     10,232      4,920      5,559
                                                   -------     -------   -------   --------   --------   --------   --------
Operating income (loss).........................    (1,753)     (1,105)    2,035      5,626      7,796      3,591      4,733
                                                   -------     -------   -------   --------   --------   --------   --------
Other income (expense):
  Interest expense..............................      (213)       (123)      (94)       (82)       (38)       (19)       (20)
  Other, primarily interest income..............       164         148       114        923      1,396        664        938
                                                   -------     -------   -------   --------   --------   --------   --------
    Total other income (expense)................       (49)         25        20        841      1,358        645        918
                                                   -------     -------   -------   --------   --------   --------   --------
Income (loss) before income taxes...............    (1,802)     (1,080)    2,055      6,467      9,154      4,236      5,651
Income taxes....................................       330          --        --     (2,330)    (2,204)    (1,483)    (1,978)
                                                   -------     -------   -------   --------   --------   --------   --------
    Net income (loss)...........................   $(1,472)    $(1,080)  $ 2,055   $  4,137   $  6,950   $  2,753   $  3,673
                                                   =======     =======   =======   ========   ========   ========   ========
Net income (loss) per common and
  common equivalent share:
  Basic.........................................   $ (0.36)    $ (0.27)  $  0.50   $   0.83   $   1.26   $   0.50   $   0.66
                                                   =======     =======   =======   ========   ========   ========   ========
  Diluted.......................................   $ (0.36)    $ (0.27)  $  0.47   $   0.79   $   1.20   $   0.48   $   0.62
                                                   =======     =======   =======   ========   ========   ========   ========
Shares used in computing net income (loss)
  per common and common equivalent share:

  Basic.........................................     4,047       4,057     4,106      4,984      5,522      5,511      5,554
  Diluted.......................................     4,047       4,057     4,332      5,237      5,770      5,737      5,889

                                                                                   JUNE 30,
                                                           JULY 1,   -------------------------------------   DECEMBER 31,
                                                            1995      1996      1997      1998      1999         1999
                                                           -------   -------   -------   -------   -------   ------------
                                                                                   (IN THOUSANDS)            (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments........  $ 2,140   $ 1,740   $ 3,807   $25,091   $28,487     $28,952
Working capital..........................................   13,258    12,914    15,043    38,965    39,054      42,220
Total assets.............................................   23,365    21,793    25,973    50,903    58,467      62,569
Long-term debt, less current installments................    1,052       680       453        --        --          --
Stockholders' equity.....................................   18,824    18,195    20,327    45,506    51,846      56,398

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We design, develop and market integrated microwave components, assemblies and subsystems for the wireless communications, satellite communications and defense electronics markets. We use our proprietary Multi-Layer Stripline technology to generate compact, light weight and cost-effective products for use in these markets. We offer our integrated assemblies and high end subsystems to leading wireless communications equipment manufacturers, such as Ericsson, Motorola and Nortel Networks, and to satellite communications companies, such as Hughes, Lockheed Martin and Loral Space & Communications.

     We operate predominately in the wireless communications, satellite communications and defense electronics markets. Our two reporting segments are the wireless group and the space and defense group. These groups have been determined based upon the nature of the products and services offered, customer base, technology, availability of discrete internal financial information, homogeneity of products and delivery channel and are consistent with the way we organize and evaluate financial information internally for making operating decisions and assessing performance. Before the third quarter of fiscal 1999, our satellite communications and defense electronics business groups operated as separate reporting segments. During the third quarter of fiscal 1999, these two groups were combined to more efficiently utilize the engineering, manufacturing and marketing resources allocated to the separate groups. Increased commonality in the types of products and manufacturing processes required by the groups, coupled with a significant increase in new orders and development activity in the satellite area, were the basis for the change. The new combined group, the space and defense group, will continue to focus on both the satellite communications and defense electronics markets. Our fiscal year end is June 30.

     We recognize sales at the time products are shipped to our customers or, in case of customer funded engineering sales, upon achievement of design milestones. Revenues and estimated profits on fixed-price contracts are recognized under the percentage of completion method of accounting on the units-of-delivery basis. Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are determined.

RESULTS OF OPERATIONS

     The following table presents financial information from our consolidated statements of operations as a percentage of net sales.

                                                                                SIX MONTHS ENDED
                                                       YEAR ENDED JUNE 30,        DECEMBER 31,
                                                     -----------------------    ----------------
                                                     1997     1998     1999      1998      1999
                                                     -----    -----    -----    ------    ------
                                                                                  (UNAUDITED)
Net sales..........................................  100.0%   100.0%   100.0%   100.0%    100.0%
Cost of sales......................................   67.1     62.9     60.6     60.5      60.0
                                                     -----    -----    -----    -----     -----
     Gross profit..................................   32.9     37.1     39.4     39.5      40.0
                                                     -----    -----    -----    -----     -----
Operating expenses:
  Marketing........................................   13.1     10.7      9.1      9.3       8.8
  Research and development.........................    2.2      3.7      6.2      6.3       5.8
  General and administrative.......................    9.2      7.7      7.1      7.2       7.0
                                                     -----    -----    -----    -----     -----
     Total operating expenses......................   24.5     22.1     22.4     22.8      21.6
                                                     -----    -----    -----    -----     -----
Operating income...................................    8.4     15.0     17.0     16.7      18.4
                                                     -----    -----    -----    -----     -----
Other income (expense):
  Interest expense.................................   (0.4)    (0.2)    (0.1)    (0.1)     (0.1)
  Other, primarily interest income.................    0.5      2.4      3.1      3.1       3.7
                                                     -----    -----    -----    -----     -----
     Total other income............................    0.1      2.2      3.0      3.0       3.6
                                                     -----    -----    -----    -----     -----
Income before income taxes.........................    8.5     17.2     20.0     19.7      22.0
Income taxes.......................................     --     (6.2)    (4.8)    (6.9)     (7.7)
                                                     -----    -----    -----    -----     -----
     Net income....................................    8.5%    11.0%    15.2%    12.8%     14.3%
                                                     =====    =====    =====    =====     =====

The following table provides selected information by business segment for the periods indicated:

                                                                             SIX MONTHS ENDED
                                                YEAR ENDED JUNE 30,            DECEMBER 31,
                                           -----------------------------    ------------------
                                            1997       1998       1999       1998       1999
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)    (UNAUDITED)
Net sales:
  Wireless...............................  $ 7,645    $16,580    $21,450    $ 9,103    $14,251
  Space and defense......................   16,582     20,869     24,289     12,432     11,484
                                           -------    -------    -------    -------    -------
                                           $24,227    $37,449    $45,739    $21,535    $25,735
                                           =======    =======    =======    =======    =======
Operating income:
  Wireless...............................  $   202    $ 2,961    $ 3,266    $   804    $ 3,002
  Space and defense......................    1,833      2,665      4,530      2,787      1,731
                                           -------    -------    -------    -------    -------
                                           $ 2,035    $ 5,626    $ 7,796    $ 3,591    $ 4,733
                                           =======    =======    =======    =======    =======
Operating income as a percentage of net
  segment sales:
  Wireless...............................      2.6%      17.9%      15.2%       8.9%      21.1%
  Space and defense......................     11.0       12.8       18.7       22.4       15.1

SIX MONTHS ENDED DECEMBER 31, 1999 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
1998

     Net Sales. Operations for the first six months of fiscal 2000 were highlighted by continuing escalation of wireless sales, which consist of sales of catalog surface mount components and custom subsystems for use in building wireless base station equipment. Net sales increased 20% to $25.7 million for the first six months of fiscal 2000, from $21.5 million for the first six months of the previous fiscal year. This increase resulted from a 57% rise in sales of wireless products, which more than offset an 8% drop in shipments of space and defense products. Wireless product sales continue to rise due to high demand for custom wireless base station products from our OEM customers as well as escalating demand for our Xinger brand of surface mount components used by wireless amplifier manufacturers.

     Sales of space and defense products consist of custom multi-layer components and assemblies for communications satellites, as well as defense radar countermeasure subsystems. Sales in the space and defense group fell 8%, or $948,000, for the first six months of fiscal 2000 compared to the first half of the previous year. This decline in sales for the space and defense group was due to delays in satellite contract awards in the prior fiscal year and the completion of the Airborne Self Protection Jammer program, or the ASPJ program, contract in the second quarter of fiscal 2000, both of which events we anticipated. Quarterly sales in this business area are expected to remain at or below second quarter levels for the remainder of fiscal 2000.

     Gross Profit. Gross profit for the first six months of fiscal 2000 was $10.3 million (40.0% of net sales) up from $8.5 million (39.5% of net sales) for the first six months of fiscal 1999. This improvement was a result of the increase in sales volume which resulted in significant economies of scale in the manufacturing operations and improvements in product yields in the wireless group. Cost of sales consists primarily of engineering design costs, material, material fabrication costs, assembly costs and test costs.

     Marketing. Marketing expenses consist mainly of employee related expenses, commissions paid to sales representatives, trade show expenses, advertising expenses and related travel expenses. Marketing expenses increased 14% to $2.3 million (8.8% of net sales) for the first six months of fiscal 2000 from $2.0 million (9.3% of net sales) for the first six months of fiscal 1999. This increase was a result of the expansion of our marketing and sales organization to support increased order volume.

     Research and Development. Research and development expenses consist of material and salaries and related overhead costs of employees engaged in ongoing research, design and development activities associated with new products and technology development. Research and development expenses increased 10% to $1.5 million (5.8% of net sales) in the first half of fiscal 2000 from $1.4 million (6.3% of net sales) for the first half of fiscal 1999. Research and development expenditures are expanding to support further development of wireless infrastructure products and satellite communications opportunities.

     General and Administrative. General and administrative expenses increased 14% to $1.8 million (7.0% of net sales) for the first six months of fiscal 2000 from $1.6 million (7.2% of net sales) for the first six months of fiscal 1999. General and administrative expenses have increased due to the hiring of additional personnel and a rise in professional fees due to our growth.

     Other Income. Other income is primarily interest income received on invested cash balances. Other income increased 41% to $938,000 (3.7% of net sales) for the first six months of fiscal 2000 from $664,000 (3.1% of net sales) for the first six months of fiscal 1999 due to a significant increase in cash balances in the current year compared to the prior year.

     Interest Expense. Interest expense represents commitment fees and interest paid on our line of credit and letter of credit. Interest expense for the first half of fiscal 2000 was $20,000 (0.1% of net sales) compared to $19,000 (0.1% of net sales) for the first half of fiscal 1999.

     Income Taxes. Income tax expense for the first six months of fiscal 2000 was $2.0 million (7.7% of net sales), representing an effective tax rate of 35%. This compared to $1.5 million (6.9% of net sales) for the first six months of fiscal 1999, representing an effective tax rate of 35%.

YEAR ENDED JUNE 30, 1999 (FISCAL 1999) COMPARED TO YEAR ENDED JUNE 30, 1998 (FISCAL 1998)

     Net Sales. Net sales increased 22% to $45.7 million for fiscal 1999 from $37.4 million for fiscal 1998. This increase resulted primarily from a 29% increase in shipments of wireless products and a 16% increase in sales of space and defense products. The increase in sales of wireless products reflects the increased worldwide demand by our major OEM customers for both our surface mount components and custom subsystems. Wireless sales were further augmented by the first shipments of custom integrated backplane assemblies which increased our dollar content, or dollar value of our products, per base station due to the higher level of complexity and functionality of these assemblies.

     Shipments of space and defense products rose 16% in fiscal 1999 due principally to us being in full production for defense radar countermeasure subsystems for foreign and domestic sales for the ASPJ program for all of fiscal 1999. The ASPJ program was just entering initial factory production in the first half of the previous fiscal year. Additionally, space and defense sales were bolstered by shipments on a number of small satellite component contracts for Hughes and the initial customer funded engineering sales for a satellite program being built for Lockheed Martin.

     Gross Profit. Gross profit was 39.4% of net sales for fiscal 1999 compared to 37.1% of net sales for fiscal 1998. The improvement in gross profit was due to improvements in yields for wireless products, as well as continuing economies of scale due to higher production volume in both business groups.

     Marketing. Marketing expenses increased 4% to $4.2 million (9.1% of net sales) for fiscal 1999 from $4.0 million (10.7% of net sales) for fiscal 1998. The increase was a result of higher advertising expenses related to increased sales volume and further development of the sales organization instituted in fiscal 1998 to support our expanding wireless markets.

     Research and Development. Net research and development expenses increased 105% to $2.8 million (6.2% of net sales) for fiscal 1999 from $1.4 million (3.7% of net sales) for fiscal 1998. Research and development expenses expanded to support the increased development demands of wireless infrastructure and satellite communications markets.

     General and Administrative. General and administrative expenses increased 12% to $3.2 million (7.1% of net sales) for fiscal 1999 compared to $2.9 million (7.7% of net sales) for fiscal 1998. General and administrative expense increased due to higher professional fees resulting from corporate growth and increased compensation levels for existing personnel.

     Interest Expense. Interest expense decreased 54% to $38,000 (0.1% of net sales) for fiscal 1999 from $82,000 (0.2% of net sales) for fiscal 1998 due to the December 1997 repayment of our outstanding indebtedness.

     Other Income. Other income increased to $1.4 million (3.1% of net sales) for fiscal 1999 from $923,000 (2.4% of net sales) for fiscal 1998, due to a higher level of cash balances in fiscal 1999 as a result of the large increase in operating cash flow.

     Income Taxes. Income tax expense for fiscal 1999 was $2.2 million (4.8% of net sales), representing an effective tax rate of 24% compared to an effective tax rate of 36% for fiscal 1998. The decline in the effective tax rate in fiscal 1999 was due to the recognition of a tax benefit of approximately $1.0 million during the fourth quarter fiscal 1999 in connection with the dissolution of our European subsidiary. The disposition of the net assets of the subsidiary and a corresponding restructuring charge were recognized for financial reporting purposes in 1996. In the fourth quarter of fiscal 1999, all of the criteria necessary to support a deduction for the tax investment were met and the tax benefit was recorded.

YEAR ENDED JUNE 30, 1998 (FISCAL 1998) COMPARED TO YEAR ENDED JUNE 30, 1997 (FISCAL 1997)

     Net Sales. Net sales increased 55% to $37.4 million for fiscal 1998 up from $24.2 million for fiscal 1997. This increase was driven by a 117% increase in shipments of wireless products and a 26% increase in sales of space and defense products. The increase in sales of wireless products was due to continuing strong demand by our major OEM customers for our custom products and off-the-shelf surface mount components. Sales of space and defense products in fiscal 1998 consisted of initial shipments of beamformers to Loral Space & Communications, as well as continued shipments to Lockheed Martin on a satellite program and a program for Hughes. Sales of defense-oriented products increased $4.3 million in fiscal 1998 as a result of shipments of defense radar countermeasure subsystems for foreign sales for the ASPJ program, which first entered full production in the second quarter of fiscal 1998.

     Gross Profit. Gross profit was 37.1% of net sales for fiscal 1998 compared to 32.9% of net sales for fiscal 1997. The improvement in gross profit was due to continuing economies of scale resulting from higher sales volume.

     Marketing. Marketing expenses increased 26% to $4.0 million (10.7% of net sales) for fiscal 1998 from $3.2 million (13.1% of net sales) for fiscal 1997. The increase was a result of higher commission and advertising expenses related to increased sales volume and further development of the marketing organization to support our expanding wireless markets.

     Research and Development. Net research and development expenses increased 156% to $1.4 million (3.7% of net sales) for fiscal 1998 from $540,000 (2.2% of net sales) for fiscal 1997. Research and development expenses expanded to support the increased development of wireless infrastructure and satellite communications products.

     General and Administrative. General and administrative expenses increased 28% to $2.9 million (7.7% of net sales) for fiscal 1998 compared to $2.2 million (9.2% of net sales) for fiscal 1997. General and administrative expenses increased due to the hiring of additional employees and increased staffing levels, as well as higher professional fees and increased compensation levels for existing personnel.

     Interest Expense. Interest expense decreased 13% to $82,000 (0.2% of net sales) for fiscal 1998 from $94,000 (0.4% of net sales) for fiscal 1997, due to the December 1997 repayment of our outstanding indebtedness.

     Other Income. Other income increased to $923,000 (2.4% of net sales) for fiscal 1998 from $114,000 (0.5% of net sales) for fiscal 1997, due to a higher level of cash balances in fiscal 1998 as a result of the public offering completed in November 1997.

     Income Taxes. Income tax expense for fiscal 1998 was $2.3 million (6.2% of net sales), representing an effective tax rate of 36%. We incurred no income tax expense for fiscal 1997 due to the utilization of the remainder of available loss carryforwards and substantially all of our available tax credits in fiscal 1997.

SELECTED UNAUDITED QUARTERLY RESULTS OF OPERATIONS

     The following table presents our unaudited results of operations for the ten most recently ended fiscal quarters. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the selected quarterly information when read in conjunction with the consolidated financial statements included elsewhere in this prospectus. Our results from operations may vary substantially from quarter to quarter; accordingly, the results of operations for a quarter are not necessarily indicative of results for any subsequent quarter or for the full year.

                                                          QUARTER ENDED
                                ------------------------------------------------------------------
                                SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,
                                  1997        1997       1998       1998       1998        1998
                                ---------   --------   --------   --------   ---------   ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....................   $7,721      $9,362     $9,951    $10,415     $10,479     $11,056
Cost of sales.................    4,854       6,035      6,291      6,391       6,474       6,550
                                 ------      ------     ------    -------     -------     -------
    Gross profit..............    2,867       3,327      3,660      4,024       4,005       4,506
                                 ------      ------     ------    -------     -------     -------
Operating expenses:
  Marketing...................      940         988      1,017      1,054         982       1,014
  Research and development....      189         268        368        555         575         785
  General and
    administrative............      641         737        749        746         754         810
                                 ------      ------     ------    -------     -------     -------
    Total operating
      expenses................    1,770       1,993      2,134      2,355       2,311       2,609
                                 ------      ------     ------    -------     -------     -------
Operating income..............    1,097       1,334      1,526      1,669       1,694       1,897
                                 ------      ------     ------    -------     -------     -------
Other income (expense):
  Interest expense............      (24)        (19)       (14)       (25)         (9)        (10)
  Other, primarily interest
    income....................       62         166        340        355         350         314
                                 ------      ------     ------    -------     -------     -------
    Total other income........       38         147        326        330         341         304
                                 ------      ------     ------    -------     -------     -------
Income before income taxes....    1,135       1,481      1,852      1,999       2,035       2,201
Income taxes..................     (375)       (523)      (681)      (751)       (712)       (771)
                                 ------      ------     ------    -------     -------     -------
    Net income................   $  760      $  958     $1,171    $ 1,248     $ 1,323     $ 1,430
                                 ======      ======     ======    =======     =======     =======
Net income per common share
  and common equivalent share:
  Basic.......................   $ 0.18      $ 0.20     $ 0.21    $  0.22     $  0.24     $  0.26
                                 ======      ======     ======    =======     =======     =======
  Diluted.....................   $ 0.17      $ 0.19     $ 0.20    $  0.22     $  0.23     $  0.25
                                 ======      ======     ======    =======     =======     =======
Shares used in computing net
  income per common and common
  equivalent share:
  Basic.......................    4,173       4,681      5,540      5,561       5,525       5,496
  Diluted.....................    4,512       4,971      5,738      5,748       5,680       5,726

                                              QUARTER ENDED
                                ------------------------------------------
                                MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,
                                  1999       1999       1999        1999
                                --------   --------   ---------   --------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....................  $11,833    $12,371     $12,464    $13,271
Cost of sales.................    7,157      7,530       7,513      7,930
                                -------    -------     -------    -------
    Gross profit..............    4,676      4,841       4,951      5,341
                                -------    -------     -------    -------
Operating expenses:
  Marketing...................    1,058      1,123       1,122      1,158
  Research and development....      722        753         702        788
  General and
    administrative............      827        829         864        925
                                -------    -------     -------    -------
    Total operating
      expenses................    2,607      2,705       2,688      2,871
                                -------    -------     -------    -------
Operating income..............    2,069      2,136       2,263      2,470
                                -------    -------     -------    -------
Other income (expense):
  Interest expense............       (9)       (10)         (9)       (11)
  Other, primarily interest
    income....................      354        378         437        501
                                -------    -------     -------    -------
    Total other income........      345        368         428        490
                                -------    -------     -------    -------
Income before income taxes....    2,414      2,504       2,691      2,960
Income taxes..................     (845)       124        (942)    (1,036)
                                -------    -------     -------    -------
    Net income................  $ 1,569    $ 2,628     $ 1,749    $ 1,924
                                =======    =======     =======    =======
Net income per common share
  and common equivalent share:
  Basic.......................  $  0.28    $  0.47     $  0.32    $  0.35
                                =======    =======     =======    =======
  Diluted.....................  $  0.27    $  0.45     $  0.30    $  0.32
                                =======    =======     =======    =======
Shares used in computing net
  income per common and common
  equivalent share:
  Basic.......................    5,529      5,538       5,541      5,566
  Diluted.....................    5,816      5,789       5,834      5,944

                                                                     QUARTER ENDED
                                ----------------------------------------------------------------------------------------
                                SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,    MAR. 31,   JUN. 30,
                                  1997        1997       1998       1998       1998        1998        1999       1999
                                ---------   --------   --------   --------   ---------   ---------   --------   --------
Net sales.....................    100.0%      100.0%     100.0%     100.0%      100.0%      100.0%     100.0%     100.0%
Cost of sales.................     62.9        64.5       63.2       61.4        61.8        59.2       60.5       60.9
                                 ------      ------     ------    -------     -------     -------    -------    -------
    Gross profit..............     37.1        35.5       36.8       38.6        38.2        40.8       39.5       39.1
                                 ------      ------     ------    -------     -------     -------    -------    -------
Operating expenses:
  Marketing...................     12.2        10.5       10.2       10.1         9.3         9.2        8.9        9.1
  Research and development....      2.4         2.9        3.7        5.3         5.5         7.1        6.1        6.1
  General and
    administrative............      8.3         7.9        7.6        7.2         7.2         7.3        7.0        6.7
                                 ------      ------     ------    -------     -------     -------    -------    -------
    Total operating
      expenses................     22.9        21.3       21.5       22.6        22.0        23.6       22.0       21.9
                                 ------      ------     ------    -------     -------     -------    -------    -------
Operating income..............     14.2        14.2       15.3       16.0        16.2        17.2       17.5       17.2
                                 ------      ------     ------    -------     -------     -------    -------    -------
Other income (expense):
  Interest expense............     (0.3)       (0.2)      (0.1)      (0.2)       (0.1)       (0.1)      (0.1)      (0.1)
  Other, primarily interest
    income....................      0.8         1.8        3.4        3.4         3.3         2.8        3.0        3.1
                                 ------      ------     ------    -------     -------     -------    -------    -------
    Total other income........      0.5         1.6        3.3        3.2         3.2         2.7        2.9        3.0
                                 ------      ------     ------    -------     -------     -------    -------    -------
Income before income taxes....     14.7        15.8       18.6       19.2        19.4        19.9       20.4       20.2
Income taxes..................     (4.9)       (5.6)      (6.8)      (7.2)       (6.8)       (7.0)      (7.1)       1.0
                                 ------      ------     ------    -------     -------     -------    -------    -------
    Net income................      9.8%       10.2%      11.8%      12.0%       12.6%       12.9%      13.3%      21.2%
                                 ======      ======     ======    =======     =======     =======    =======    =======

                                   QUARTER ENDED
                                --------------------
                                SEPT. 30,   DEC. 31,
                                  1999        1999
                                ---------   --------
Net sales.....................     100.0%     100.0%
Cost of sales.................      60.3       59.8
                                 -------    -------
    Gross profit..............      39.7       40.2
                                 -------    -------
Operating expenses:
  Marketing...................       9.0        8.7
  Research and development....       5.6        5.9
  General and
    administrative............       6.9        7.0
                                 -------    -------
    Total operating
      expenses................      21.5       21.6
                                 -------    -------
Operating income..............      18.2       18.6
                                 -------    -------
Other income (expense):
  Interest expense............      (0.1)      (0.1)
  Other, primarily interest
    income....................       3.5        3.8
                                 -------    -------
    Total other income........       3.4        3.7
                                 -------    -------
Income before income taxes....      21.6       22.3
Income taxes..................      (7.6)      (7.8)
                                 -------    -------
    Net income................      14.0%      14.5%
                                 =======    =======

LIQUIDITY AND CAPITAL RESOURCES

     Since fiscal 1997, we have financed our operations primarily from cash flow from operations. Net cash provided by operations was $2.4 million for the first six months of fiscal 2000, $3.9 million for the first six months of fiscal 1999, $11.5 million for fiscal 1999, $3.4 million for fiscal 1998 and $3.5 million for fiscal 1997. The positive cash flow from operations in those periods was due primarily to the profit attained in those periods.

     The relatively higher level of cash provided by operations in the first six months of fiscal 1999 compared to the first six months of fiscal 2000 resulted primarily from the decrease in inventory levels in the first quarter of fiscal 1999 compared to the increasing accounts receivable levels in the first half of fiscal 2000. The additional $4.5 million in operating cash flow in excess of earnings in fiscal 1999 was the result of significant reductions in both accounts receivable of $900,000 and inventory of $2.0 million during the year compared to the increases in both balances in fiscal 1998. At June 30, 1999, day sales outstanding had improved to 46 days compared to 62 days at June 30, 1998.

     In November 1997, we completed a follow-on public offering of our common stock. This offering resulted in the sale of 1,165,450 new shares and provided us with net proceeds after underwriters fees and offering expenses of $19.8 million.

     Net cash used in investing activities consists of funds which were used to purchase short-term marketable debt securities and capital equipment. Capital equipment expenditures were $2.0 million in the first six months of fiscal 2000, $2.1 million in fiscal 1999, $2.3 million in fiscal 1998 and $1.2 million in fiscal 1997. These capital investments consist primarily of equipment to further expand our wireless production capacity, as well as test and production equipment for the current production run of the ASPJ program.

     Cash provided by financing activities for the first six months of fiscal 2000 amounted to $391,000 and consisted of cash generated by the exercise of stock options. Cash used in financing activities amounted to $1.0 million for fiscal 1999 and consisted primarily of funds used to repurchase our common stock, net of funds received for the exercise of stock options. During the fourth quarter of fiscal 1998, our board of directors authorized the repurchase of up to 500,000 shares of our common stock at prevailing market prices. During fiscal 1999, we repurchased 128,000 shares and expended $1.5 million. Cash provided by financing activities for fiscal 1998 was $20.1 million and consisted primarily of cash generated by the follow-on public offering of our common stock and the exercise of stock options.

     In connection with our recently completed acquisition of RF Power Components, we paid $7.5 million in cash. During fiscal 2000, our other major cash requirements will be for additions to capital equipment. Capital equipment additions and building renovations for the first six months of fiscal 2000 were approximately $2.0 million, all of which were funded by cash generated from operations.

     We have a credit facility providing an unsecured $10 million working capital revolving line of credit bearing interest at prime and maturing December 31, 2003. The terms of the credit facility require maintenance of a minimum tangible net worth, ratio of cash flows to maturities, and leverage ratio as defined in the respective agreements. We were in compliance with all restrictions and covenants at December 31, 1999. At December 31, 1999, $0 was outstanding under the credit facility.

     We believe that our cash requirements for the foreseeable future will be satisfied by currently invested cash balances, expected cash flows from operations, funds available under our credit facilities and our net proceeds from this offering.

YEAR 2000 STATUS

     We have conducted a full review of our program and systems that could be affected by the "year 2000 problem." The "year 2000 problem" is the result of computer programs being written using two digits instead of four to define the applicable year. Programs with this problem may recognize a date using "00" as the year 1900 instead of the year 2000, resulting in system failures or miscalculations. We had undertaken projects to update and replace all known non-compliant internal information systems and processes to ensure that the year 2000 situation will not have an adverse impact on our internal operations.

     As of the date of this prospectus, we have not incurred any significant business interruptions as a result of the year 2000 problem. However, while we have not become aware of any such occurrence, year 2000 problems may surface throughout calendar year 2000. Therefore, there is no assurance that we will not be negatively impacted by the year 2000 situation in the future. We will continue to monitor this situation and expeditiously address any issues that may arise.

     Based on our readiness efforts, we currently do not reasonably foresee any material year 2000 issues, and therefore the costs associated with potential year 2000 issues that may arise during calendar year 2000 are not expected to have a material adverse effect on either our financial condition or results of operations. However, there is no guarantee that we will not incur significant business interruptions due to the year 2000 situation, whether due to our own year 2000 problems or that of our customers or suppliers.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 30, 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No.
133), which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, defers implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. We have reviewed SFAS No. 133 and believe that, upon implementation, the standard will not have a significant effect on our financial statements.

DISCLOSURES ABOUT MARKET RISK

     The following discusses our possible exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors, including those discussed in "Risk Factors."

     As of December 31, 1999, we had cash, cash equivalents and marketable debt securities of $34.2 million, of which approximately $28.2 million consisted of highly liquid investments in marketable debt securities. These investments at the date of purchase normally have maturities between one and 18 months and are exposed to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rate of 10% from December 31, 1999 rates would cause the market price of these securities to decline by an insignificant amount. Due to the relatively short maturities of the securities and our ability to hold these investments to maturity, an immediate increase in interest rates would not have a significant effect on our financial condition or results of operations. Over time however, declines in interest rates will reduce our interest income.

     We do not own any material equity investments. Therefore, we do not currently have any direct equity price risk.

     All of our sales to foreign customers are denominated in United States dollars and, accordingly, we are not currently exposed to foreign currency exchange risk.

                                    BUSINESS

OVERVIEW

     We are a leading provider of highly integrated microwave components, assemblies and subsystems for the rapidly expanding wireless communications industry. We use our proprietary Multi-Layer Stripline technology to produce compact, light weight, cost-effective products for use in wireless, satellite and defense electronics systems. Our distinctive microwave modeling capabilities and integration technology allow us to replace numerous discrete components with compact integrated assemblies that consistently deliver optimal signal performance. We sell our integrated assemblies, which range from simple splitting and combining networks to complete microwave backplanes, and our high end subsystems to leading communications equipment manufacturers in the mobile and fixed broadband wireless markets and the satellite communications market. Our technology supports a wide range of digital and analog wireless communications protocols, systems and standards including:

- Code Division Multiple Access, or CDMA
- Global System for Mobile communications, or GSM
- Local Multipoint Distribution System, or LMDS
- Multi-channel, Multipoint Distribution System, or MMDS
- Personal Communications System, or PCS
- Third Generation wireless, or 3G
- Time Division Multiple Access, or TDMA

     Through our focused research and development efforts, we have designed and continue to design components and subsystems that enable high speed wireless access to the Internet and other broadband wireless applications. In addition, we are developing and producing a diverse set of products and technologies to support the latest generation of wireless communications systems, including 3G, MMDS and LMDS. 3G is the first internationally agreed upon standard for a packet-switched data network for mobile and fixed wireless communications applications. Our customer base includes leading global OEMs that serve the wireless, satellite and defense electronics markets, including:

- Ericsson
- Lucent Technologies
- Motorola
- Nortel Networks
- Powerwave Technologies
- Hughes
- ITT Aerospace/Communications
- Lockheed Martin
- Loral Space & Communications
- Northrop Grumman
- Raytheon

INDUSTRY BACKGROUND

     Worldwide demand for integrated voice, data and video communications services is growing rapidly. The volume of high-speed data traffic across global communications networks has grown dramatically as the public Internet and private business intranets have become essential for daily communications and electronic commerce. International Data Corporation, or IDC, has estimated that the number of persons using the Internet to buy and sell goods and services was approximately 142 million in 1998 and could exceed 500 million by 2003. Servicing the increasing demand for higher bandwidth content and applications requires cost-effective and high-speed connections, which are often unavailable or inadequate over existing wire-based networks. For many users, wireless communications provide an advantageous access solution for high-speed Internet and multimedia services. This is underscored by the increasing number of wireless subscribers worldwide. IDC has estimated that the number of wireless users around the world is expected to continue to grow from approximately 300 million in 1998 to over 1.1 billion in 2003, as illustrated in the following chart:

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

[BAR CHART]

 [A graph showing 303 million worldwide wireless subscribers in 1998, 427 million in 1999, 558 million in 2000, 725 million in 2001, 895 million in 2002, and 1.1 billion in 2003, is provided. This graph also shows 823,000 worldwide base station deployment in 1998, 1.3 million in 1999, 1.6 million in 2000, 1.8 million in 2001, 2.0 million in 2002, and 2.3 million in 2003.]

Sources: International Data Corporation and Allied Business Intelligence.


  A Wireless Network

     A typical mobile or fixed wireless communications system comprises a geographic region containing a number of cells, each of which contains one or more base stations, which are linked in a network to form a service provider's coverage area. Each base station houses the equipment that receives incoming telephone calls from the switching offices of the local wire-based telephone company and broadcasts calls to the wireless users within the cell. A base station can process a fixed number of radio channels through the use of multiple transceivers, power amplifiers and tunable filters, along with an antenna to transmit and receive signals to and from the wireless user.

  Mobile Wireless Communications

     The demand for mobile communications has grown significantly during the past decade and has been fueled by a number of factors including:

     - decreasing prices for wireless handsets and airtime;

     - more favorable global communications regulatory environment;

     - increasing competition among service providers; and

     - greater availability of services and frequency spectrum.

     Additionally, many developing countries are installing wireless networks as an alternative to installing, expanding or upgrading traditional wire-based networks.

     Service providers are striving to keep up with the demand for mobile wireless services by increasing the capacity of their existing base stations and by adding more base stations to increase the number of frequency channels in their networks. Cellular service providers are upgrading their legacy analog networks to digital networks, such as CDMA, TDMA, GSM and 3G, which allow more calls per frequency channel and provide improved quality and increased security. In addition, PCS service providers, which operate at a much higher frequency than cellular service providers, are expanding the coverage of their networks. PCS networks generally require a significantly larger number of base stations than traditional cellular-based networks. As illustrated in the chart above, Allied Business Intelligence has estimated that the number of base stations deployed worldwide will increase from approximately 800,000 in 1998 to approximately 2.3 million in 2003.

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

  Fixed Broadband Wireless Communications

     Fixed broadband wireless solutions provide meaningful advantages over wire-based alternatives, such as digital subscriber lines, cable and fiber optics. These advantages include significantly lower initial capital costs for network equipment, reduced installation costs and more rapid deployment. In addition, wireless solutions are particularly advantageous in areas where: a wired infrastructure may be difficult to install or upgrade, minimal or no communications infrastructure exists or geographically dispersed customers render the installation of a wired infrastructure impractical or uneconomical.

     Emerging fixed broadband wireless data transmissions systems have the potential to further expand the market for wireless communications by allowing service providers to increase revenue-generating traffic on their networks. These systems include 3G, MMDS and LMDS. Broadband wireless technology is being deployed by both incumbent and emerging service providers. The established carriers are expected to use broadband wireless technology to reach customers whom they previously could not serve, fill coverage gaps in their existing networks and deploy value-added services, such as streaming video, multimedia conferencing and high-speed Internet access, in a cost-effective manner. IDC has estimated that United States revenue generated by basic services delivered via fixed broadband wireless technologies will grow from $767 million in 1999 to $7.4 billion in 2003.

  Satellite Communications

     Satellite communications currently serve several business and consumer markets. Current satellite services include direct to home television, direct to home Internet access, business to business data transmission, regional and worldwide telephone services and worldwide paging. Several new services are being planned to offer high-speed Internet access, videoconferencing, large scale data transmission and other multimedia applications. These new services will have significantly greater information content and will therefore require the allocation of significantly more bandwidth than many current applications. These large bandwidth allocations are not available at the operating frequencies of current satellite systems. To address this problem, regulatory agencies around the world have allocated additional frequency spectrum for two-way transmission. The proposed systems to deliver these broadband services are significantly more complex and will therefore require design advances in on-board signal processing, on-board re-configuration of multi-beam antennas, power handling and low-cost user equipment.

     As demand for Internet access and other data-driven applications expands rapidly, and as both commercial and residential consumers are increasingly seeking efficient and effective means of access, satellite service providers are entering the broadband wireless market. Some of the advantages of satellite communications for this market are: global access to an existing satellite infrastructure, the ability to cover large geographic areas, scalable deployment and the ability to quickly reallocate capacity. Pioneer Consulting has estimated that the number of subscribers to broadband satellite services will grow from approximately 150,000 at the end of 1999 to approximately 21 million by the end of 2005. There are several large-scale satellite communications projects in various stages of development and implementation that are attempting to meet this demand. These projects include Spaceway, Astrolink, Inmarsat 4, Teledesic and SkyBridge.

  Defense Electronics


     Dataquest estimated that the radar, sonar and electronic warfare markets will grow from $15.7 billion in 1998 to $18.0 billion in 2003. Recently, there has been a shift in defense spending away from the development of new platforms and into technologies that improve the performance and survivability of existing platforms. As a result, funding for advanced radar systems, advanced jamming systems and smart munitions has continued. These technologies enable the detection, identification, deception and elimination of missile systems, a current focus of military planners.


THE ANAREN SOLUTION

     Our technology addresses the increasing demands of the wireless market for high quality products manufactured in volume with continuous improvements in performance and cost. We also provide the satellite
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

market with enabling technologies that increase network capacity and flexibility, allowing for increased revenue generation. Our proprietary Multi-Layer Stripline technology allows us to provide compact, light weight, cost-effective, and highly integrated microwave components, assemblies and subsystems. Our solution includes:

     Broad Array of Standard and Customized Products. We offer a broad array of standard and custom microwave products to the mobile and fixed wireless, satellite communications and defense electronics markets. The technologies underlying our product portfolio allow us to address the new wireless data communications products being developed by our existing and potential customers with limited incremental investment. As the OEMs in the wireless communications industry have been reducing the number of their suppliers, we believe that our expanding product portfolio has helped us become a strategic supplier to many of these OEMs.

     Advanced Microwave Design and Manufacturing Capabilities. Our engineering and design staff of 89 microwave engineers as of December 31, 1999 works with our customers to develop system level solutions. Our engineers collaborate with customers to develop products that provide state-of-the-art performance and that can be manufactured in significant volume with excellent quality and reliability. We have consistently met the stringent requirements of the wireless and satellite communications markets due to our strengths in advanced packaging and interconnecting of radio, microwave and extremely high frequency signals, and our ability to produce small, light weight, cost-effective and efficient microwave components and assemblies.

     Rapid Product Development. Our integrated design and manufacturing facilities allow us to produce custom solutions from concept to product delivery in a matter of days. With our Multi-Layer Stripline technology, design libraries, manufacturing experience and investment in automation, we can facilitate a rapid transition from development to production, thereby offering our customers a complete turnkey solution and allowing them to bring their products to market faster.

     Strong Customer Relationships. We believe that we have become an integral part of our key customers' operations by working closely with them through the entire development and production process. We assign a project engineer to each customer to ensure a high level of responsiveness and customer service. The project engineer and a design team assist our customers from the conceptual, system level design stages through the development and manufacturing process. By maintaining close contact with our customers' design engineering, manufacturing, purchasing and project management personnel, we can better understand their needs, rapidly develop customer-specific solutions and more effectively design our solutions into our customers' systems and networks. We believe that our strong customer support and depth of our customer relationships provide us a competitive advantage.

STRATEGY

     Our strategy is to continue to use our proprietary Multi-Layer Stripline technology, extensive microwave design libraries and turnkey design, development and manufacturing capabilities to further expand our penetration in the wireless and satellite communications markets. Key components of our strategy include the following:

     Pursue New Wireless Markets. We have successfully penetrated the mobile wireless market and intend to use our market position to pursue other wireless markets, including the 3G and fixed broadband wireless markets. We intend to offer additional products and technologies to address existing and developing wireless markets.

     Increase Component Integration and Value Added Content. We plan to continue to increase the value of our products in wireless and satellite communications systems. We intend to expand our component offerings to enable us to increase the number of our products in each base station. In addition, with our Multi-Layer Stripline manufacturing technology, we intend to continue to increase the functionality of our products, thereby enabling our customers to continue to reduce the size and cost of their platforms, while we increase our content value. As an example, we believe that the dollar value of our average product content per base

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

station has more than doubled between fiscal 1997 and fiscal 2000. We are currently selling our integrated solutions to five of the largest base station manufacturers for the wireless markets.

     Strengthen and Expand Customer Relationships. Today, a limited number of large systems manufacturers drives the wireless and satellite communications markets. We have developed and plan to continue to expand our customer relationships with many of these manufacturers, including Ericsson, Lucent, Motorola, Nokia and Nortel Networks for wireless communications and Hughes, Lockheed Martin, Loral Space & Communications and TRW for satellite communications. We intend to further strengthen our customer relationships by offering complete outsourcing solutions, from research and development through product design and production, thereby increasing our customers' reliance on us.

     Enhance Technology Leadership in Wireless Communications. We intend to use our technological leadership in the mobile wireless and satellite markets to extend our competitive advantage. We plan to pursue further technological advances through continued investment in research and development. We will seek to advance our leadership in wireless technology by developing next generation products for the mobile and fixed broadband wireless markets. In addition, we will build upon our relationships with key wireless OEMs in order to develop state-of-the-art wireless products.

     Expand Our Business through Strategic Acquisitions. We intend to make opportunistic acquisitions of companies, product lines and technologies that complement our business. By expanding our product offerings, we expect to better serve the needs of our OEM customers. We intend to use our existing customer relationships and distribution channels to sell these additional products.

TECHNOLOGY

     Traditional stripline technology consists of circuit runs etched on dielectric sheets, or thin teflon layers, which are then sandwiched in a precision machined aluminum case. The case provides grounding on the top and bottom, and also provides a structure on the edge for mounting connectors. Integration is achieved through connecting multiple stripline components via numerous cables.

     Multi-Layer Stripline technology is a technique of processing stripline circuits, in which multiple layers of etched stripline circuits are laminated together in a manner that is similar to printed circuit board, or PCB, manufacturing, but with superior microwave characteristics. Similar to traditional PCB manufacturing, holes are used to interconnect layers. Our proprietary techniques enable us to implement multi-layer connections that perform optimally at microwave frequencies. Unlike traditional PCB manufacturing, simply connecting the appropriate points on the multi-layer board does not ensure adequate performance. In order to achieve optimal microwave performance on a consistent basis, material and process variations must be tightly controlled and the circuit design must take into consideration variations in the manufacturing process. Our microwave design engineering staff has developed proprietary modeling techniques and component design libraries that allow for consistent and efficient design and production of complex microwave products.

     The figure below depicts our Multi-Layer Stripline technology:


                        [MULTI-LAYER STRIPLINE GRAPHIC]

     Our microwave antenna beamforming technology, coupled with our Multi-Layer Stripline manufacturing process, produces light weight, cost-effective beamforming assemblies for communication satellites. These beamforming assemblies provide multibeam coverage where the size and direction of beams is fixed. Additionally, we are utilizing our Multi-Layer Stripline technology and microwave design experience to develop cost-effective solutions for wireless high data rate transmission applications, such as Internet access and multimedia communications. In conjunction with Raytheon Company, we developed a next generation Multi-Layer Stripline technology to address applications at extremely high frequencies. In addition, we have developed high density microwave switch matrices by incorporating active microwave switches into our passive Multi-Layer Stripline technology. We are currently qualifying a production subsystem for a communications satellite program. These switch matrices are a key element in providing the flexibility that system designers desire.

PRODUCTS

  Wireless Communications

     We provide microwave components, assemblies and subsystems to leading wireless infrastructure equipment manufacturers. We believe that our products are used in most wireless base stations. Traditionally, all of the signal distribution, or combining and splitting, within a base station has been accomplished with discrete signal distribution components and coaxial cables. Through the use of our Multi-Layer Stripline technology, we provide microwave components, assemblies and subsystems that eliminate the need for discrete components and interconnecting cables. These integrated assemblies, which range from simple splitting and combining networks to complete microwave backplanes, distribute microwave signals throughout the base stations, from reception at the antenna, to multiple radios, to multiple amplifiers, and back to the antenna for transmission.

     The figure below depicts the locations within a typical base station where our products are commonly used:


                                      LOGO
     [Graphic showing path of signals from antenna to base station, through the interior of the base station and back out to antenna. The location of our Xinger and custom products used in power amplifiers is identified. Locations showing areas of opportunity for our signal distribution/combination assemblies are shown. The caption reads as follows: "Signals that are received from a subscriber's handset at the base station antenna are distributed to one of several radios within the base station to be processed and to be passed to the digital wire-based network. The radios also take the incoming signals from the wire-based network, process them for transmission and distribute them to power amplifiers to boost the strength of the signal. The amplified signals are then combined and sent back out the base station antenna to the subscriber's handset."]

     We have developed our product offerings to enable our customers to reduce the size and cost while enhancing the performance of their equipment. We continually invest capital and resources to enhance existing products as well as develop new products to address the latest market demands. We have developed and continue to market a full line of standard products, as well as custom products, to wireless OEMs. A brief description of our major product categories is as follows:

     Xinger Surface Mount Components. Our Xinger line of products are off-the-shelf surface mount microwave components which provide passive microwave signal distribution functions. They were originally developed to provide a low-cost signal distribution component, which could be placed on standard PCBs with automated production equipment. The primary application of these products is in radio frequency, or RF, power amplifiers, but they are also found in low-noise amplifiers and radios. We believe we are currently the market leader in this product area, supplying industry leading OEMs such as Ericsson, Lucent, Motorola and Nokia, as well as leading power amplifier manufacturers such as Powerwave Technologies and Spectrian. We are investing to expand this product line, as well as expand our addressable market. In addition, we have one patent, and have filed several other patent applications, to protect both the construction and product design.

     AdrenaLine Power Splitting and Combining Networks. We developed the AdrenaLine product line to provide a low-cost, high-performance network to combine individual power modules. These products enable our customers to produce smaller, lower cost, more efficient power amplifiers. We have teamed with Motorola's Semiconductor Product Sector in developing and marketing AdrenaLine as an effective means of integrating power transistors. AdrenaLine supports all major wireless standards and frequencies, including the unique power demands of the new 3G standard.

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


     The figure below depicts an AdrenaLine product being used in a Motorola subsystem:



                                      LOGO


          [GRAPHICS OF MULTI-LAYER STRIPLINE AND ADRENALINE AMPLIFIER]


     Custom Splitting and Combining Products. In addition to our standard products, we offer a wide range of custom splitting solutions. These custom solutions are typically used to distribute signals to and from radio transceivers and power amplifiers. Our custom products offer consistent performance and can be designed in unique configurations, allowing base station designers an opportunity to greatly reduce space, complexity and cost while enhancing performance.

     Custom RF Backplane Assemblies. Our RF backplanes provide efficient connections of microwave signals between subsystems in wireless base stations. RF backplanes are similar to the motherboard in a personal computer, which efficiently connects signals between multiple subsystems. These assemblies range from RF-only to fully integrated RF, direct current power, and signal routing solutions. They are typically used in conjunction with radio transceivers and RF power amplifiers.

     Hybrid Matrix Assemblies. Our hybrid matrix assemblies allow our customers to effectively reduce the number of amplifiers in their base stations. Base station amplifier systems are designed to handle peak usage, when maximum calls are made over a network. Due to the sector coverage of typical base stations, some amplifiers are heavily used while others are not. Our matrices allow the spreading of high usage volume over all base station amplifiers, permitting a reduction in the total number of amplifiers needed.

  Space and Defense

     We are a leading supplier of passive beamforming networks for use in multi-beam antennas critical to the success of communications satellites. Our Multi-Layer Stripline technology enables us to provide our customers with highly complex beamforming networks that maintain high performance, while reducing size and weight. Each of these products is specifically designed for a particular satellite program, and each design determines the number, size and quality of beams that are produced from the satellite's antenna. Multi-Layer Stripline technology can be used at extremely high microwave frequencies, making it well positioned to support our customers' requirements for the next generation of satellite programs.


     We are also a leading supplier of electronic subsystems and passive feed networks to the defense electronics market. Our electronic subsystems utilize several technologies including Multi-Layer Stripline, application specific integrated circuits and signal processing technologies.

     A brief description of our major product categories is as follows:


     Passive Beamformers. These passive beamformers determine the number, size and quality of beams that are produced from an antenna array. These products are essential to allowing satellite communications providers the most efficient use of their allocated spectrum.



     The illustration below depicts how our passive beamformers allow different beams to use the same frequency for different callers, or frequency re-use, thereby greatly expanding caller capacity with the same amount of frequency allocation:



                         [MULTI-BEAM MICROWAVE GRAPHIC]
     [Graphic showing two communications stations on the ground transmitting information to two orbiting satellites. A group of satellites form a grid in the sky, with two communications satellites forming multiple beams, which are projected on the ground, to allocate capacity based on the projected demand. The caption reads as follows: "Multi-beam transmission allows different beams to use the same frequency for different callers, thereby expanding caller capacity with the same amount of frequency allocation."]



     Switch Matrices. Switch matrices route RF signals from a single location to one or multiple end user locations. These products allow satellite operators to allocate satellite capacity as required, thereby increasing utilization and revenue generation.



     Radar Feed Networks. Radar feeds are power dividers that distribute RF energy to the antenna elements of the radar. The power dividers are arranged to provide two or three inputs and several thousand outputs.



     Defense Radar Countermeasure Subsystems. Defense radar countermeasure subsystems digitally measure, locate and counter enemy radar systems.


CUSTOMERS

     During the six months ended December 31, 1999, approximately 55% of our sales were to customers in the wireless markets and 45% of our sales were to customers in the space and defense markets. We had two customers who each accounted for more than 10% of our net sales. Approximately 19% of our net sales were to Motorola through our wireless group and approximately 13% of our net sales were to Lockheed Martin through our space and defense group.

     Wireless Communications. We sell our standard line of Xinger components to leading OEMs and a broad range of other wireless equipment manufacturers. In addition, we sell our custom wireless products to major wireless infrastructure OEMs. In general, our customers have purchased our products directly from us

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or through distributors or contract manufacturers. The following is a list of our customers who generated $500,000 or more in revenues in the six months ended December 31, 1999:

     - Avnet
     - BFI Optilas
     - Ericsson
     - Lucent Technologies
     - Motorola
     - Nortel Networks
     - Powerwave Technologies
     - Spectrian

     Space and Defense. We currently sell satellite communications subsystems to many of the world's leading satellite manufacturers. Our subsystems are found on communications satellites. We are now actively involved in developing products for a number of major satellite programs. We also sell defense electronics products to prime contractors serving the United States and foreign governments. The following is a list of the customers who generated $500,000 or more in revenues in the six months ended December 31, 1999:

     - Hughes
     - ITT Aerospace/Communications
     - Lockheed Martin
     - Loral Space & Communications
     - Raytheon
     - Northrop Grumman

SALES AND MARKETING

     We market our products worldwide to OEMs in wireless and satellite markets and prime contractors in defense markets primarily through a sales force of 19 people as of December 31, 1999. The sales force is generally organized by geographic territory and market segment. In addition, as of December 31, 1999, we had contracts with one major distributor, Avnet, and with 17 manufacturers' representatives in the United States and 24 international representatives located in Western Europe, the Middle East and Asia. As part of our marketing efforts, we advertise in major trade publications, attend major industry shows and maintain a website on the Internet. Recently, we have invested significantly in our Internet website which contains an electronic version of our entire catalog. In addition, we provide the ability to download important device parameter files. These files contain the performance information for the catalog parts in a format which is compatible with commonly used computer aided design/computer aided modeling, or CAD/CAM equipment. We also provide mechanical drawings and applications notes for proper use of the parts. This service allows designers to get the information they require and to easily incorporate our parts into their designs.

     After we have identified key potential customers, we make sales calls with our own sales, management and engineering personnel and our manufacturers' representatives. In order to promote widespread acceptance of our products and provide customers with support for their wireless communications needs, our sales and engineering teams work closely with our customers to develop solutions tailored for their wireless requirements. We believe that our customer engineering support, staffed with 89 design and engineering professionals as of December 31, 1999, is a key competitive advantage.

     We use distributors for our standard products, most notably the Xinger line of surface mount components. In the United States, Canada, Asia and most of Europe, we have exclusive agreements with Avnet, which operates under the name of BFI Optilas in Europe. The Scandinavian countries are handled by Setron, a subsidiary of Elektronikgruppen. Distribution has become an important part of our sales efforts as it has provided us with a larger sales force to promote our catalog offerings. We are also seeing a trend on the part of our customers to consolidate their material handling activities, including purchasing, warehousing, and fulfillment. The result is that many OEMs are outsourcing all or part of these activities to large distribution firms like Avnet.

BACKLOG

     Our backlog of orders for the wireless group was $4.5 million as of December 31, 1999 and $2.8 million as of December 31, 1998. Backlog for the wireless group primarily represents firm orders for surface mount products and signed purchase orders for custom components due to ship within the next four to six weeks. However, backlog is not necessarily indicative of future sales. Accordingly, we do not believe that our backlog as of any particular date is representative of actual sales for any succeeding period. Typically, large OEMs including Ericsson, Lucent, Motorola, Nokia and Nortel, who use our surface mount and custom products, negotiate set prices for estimated annual volumes. We receive weekly orders one week prior to shipment. We do not recognize backlog until we have received a firm order.

     As part of our close working relationships with major wireless communications customers, they expect us to respond quickly to changes in the volume and delivery schedule of their orders and, if necessary, to inventory products at our facilities for just-in-time delivery. Therefore, although contracts with these customers typically specify aggregate dollar volumes of products to be purchased over an extended time period, these contracts also provide for delivery flexibility, on short notice. In addition, our customers may cancel or defer orders without significant penalty.

     Our backlog of orders for the space and defense group was $40.8 million as of December 31, 1999 and $27.5 million as of December 31, 1998. During the last six months of fiscal 2000, we expect to ship between $10 million and $11 million of our backlog existing at December 31, 1999. All of the orders included in the space and defense group backlog are covered by signed contracts or purchase orders. However, backlog is not necessarily indicative of future sales. Accordingly, we do not believe that our backlog as of any particular date is representative of actual sales for any succeeding period.

RESEARCH AND DEVELOPMENT

     Our research and development efforts are focused on the design, development and engineering of both products and manufacturing processes. We intend to focus our future research and development efforts on next generation products and technologies. Our current development efforts include:

     - advanced Multi-Layer Stripline manufacturing processes for use in low-cost, light weight satellite and wireless applications;

     - products for use in mobile and fixed wireless applications;

     - advanced manufacturing technology to produce microwave stripline structures for broadband millimeter wave, or extremely high frequency, communications satellite applications;

     - advanced low temperature co-fired ceramic for use in low-cost, light weight satellite and wireless applications; and

     - broadband wireless technologies for high-speed Internet access.

     These activities include customer-funded design and development, as well as efforts funded directly by us. Our own research and development expenses were $1.5 million for the six months ended December 31, 1999, $2.8 million in fiscal 1999, $1.4 million in fiscal 1998 and $540,000 in fiscal 1997. Research and development costs are charged to expense as incurred.

     In addition, our net sales included approximately $2.0 million for the six months ended December 31, 1999, approximately $1.4 million for fiscal 1999, approximately $1.9 million in fiscal 1998 and approximately $6.2 million in fiscal 1997 attributable to payments by customers for the design and development of products within the space and defense group to meet their specific requirements. In any given year, the amount of customer funding for design and development can vary widely depending upon the status of particular contracts. We are typically not restricted in our use of technologies developed through customer funding for other applications.

MANUFACTURING

     We continue to invest in the advancement of our proprietary Multi-Layer Stripline manufacturing processes and in the automation of the manufacturing processes of products for our wireless group. Automation is critical in meeting our customers' demands for lower prices, high quality and on-time delivery. We are also investing to enhance our responsiveness to increased production demands from our wireless

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customers, as well as the need to accommodate unpredictable surges in production rates that are common in this market.

     In July 1999, we began a major renovation and upgrade to our manufacturing facility, located at our headquarters in East Syracuse, New York, in order to increase our current capacity and improve our response time to our customers. Toward this end, we have continued to invest in automated design and manufacturing equipment to reduce production times and we reorganized our entire manufacturing and engineering facilities to allocate more space and provide for a better workflow for our wireless group. Additionally, we have created specialized work areas and manufacturing cells required by our space and defense group in order to meet the demanding specifications of our space customers. These renovations are expected to provide us with the necessary manufacturing capability and capacity to meet our anticipated customer delivery demands over the next 18 to 24 months. This facility became ISO 9001 certified on July 19, 1999.

     We manufacture our products from standard components, as well as from items which are manufactured by vendors to our specifications. A majority of our commercial and defense electronics assemblies and subsystem products contain proprietary Multi-Layer Stripline technology which is designed and tested by our engineers and technicians and is manufactured at our facilities.

     The raw materials utilized in our various product areas are generally accessible and common to both of our business segments. We purchase most of our raw materials from a variety of vendors and most of these raw materials are available from a number of sources. During the first six months of fiscal 2000, we have purchased approximately 11% and 10% of our total raw materials from two vendors, but we believe that alternate sources of supply are generally available for these and all other raw materials.

COMPETITION

     The microwave component and subsystems industry is highly competitive. We compete against many companies, both foreign and domestic, many of which are larger and have greater financial and other resources. As a direct supplier to OEMs, we also face significant competition from the in-house capabilities of our customers. Recently, however, in the wireless market, many of the OEMs are increasing the amount of design and production they are outsourcing, thereby freeing up their internal resources for other use. Internal customer competition exists predominantly in our satellite business. Our direct competitors in the wireless market include KDI, M/A-com, a division of Tyco International, Merrimac Industries and Mini-Circuits.

     The principal competitive factors in both the foreign and domestic markets are technical performance, reliability, ability to produce in volume, on-time delivery and price. Based on these factors, we believe that we compete favorably in our markets. We feel that we are particularly strong in the areas of technical performance and on-time delivery in the wireless marketplace.

GOVERNMENT REGULATION

     Our products are incorporated into wireless communications systems that are subject to regulation domestically by the Federal Communications Commission and internationally by other government agencies. In addition, because of our participation in the defense industry, we are subject to audit from time to time for compliance with government regulations by various governmental agencies. We are also subject to a variety of local, state and federal government regulations relating to environmental laws, as they relate to toxic or other hazardous substances used to manufacture our products. We believe that we operate our business in material compliance with applicable laws and regulations.

INTELLECTUAL PROPERTY

     Our success depends to a significant degree upon the preservation and protection of our product and manufacturing process designs and other proprietary technology. To protect our proprietary technology, we generally limit access to our technology, treat portions of our technology as trade secrets and obtain confidentiality or non-disclosure agreements from persons with access to our technology. Our agreements with our employees prohibit them from disclosing our confidential information, technology developments and business practices, and from disclosing any confidential information entrusted to us by other parties. Our consultants who have access to our confidential information generally sign an agreement requiring them to keep confidential and not disclose our non-public, confidential information. We also rely on protections available under trade secret, copyright and trademark law. We have recently filed four United States patent applications regarding new our wireless products. We plan to pursue intellectual property protection in foreign countries, primarily in the form of international patents, in instances where the technology covered is considered important enough to justify the added expense.

EMPLOYEES

     As of December 31, 1999, we employed 303 people full time. Of these employees, 89 were members of the engineering staff, 172 were in manufacturing, 19 were in sales and marketing positions, and 23 were in management and support functions. None of our employees are represented by a labor union, and we have not experienced any work stoppages. We consider employee relations to be excellent.

FACILITIES

     Our principal facility is a 105,000 square foot building, which we own, located on a 30 acre parcel in East Syracuse, New York. The building currently houses nearly all of our marketing, manufacturing, administrative, research and development, systems design and engineering activities. We believe that our existing facility is adequate to meet current needs and that suitable additional space will be available to us, as needed, at reasonable commercial terms.

     Additionally, we lease a 20,000 square foot building in Frimley, England which we sublet. Annual rental cost of this facility is approximately $430,000 and we are currently subletting the building. During the six months ended December 31, 1999, payments to us under this sublease were at more than 90% of the full lease value. The existing lease term on this building runs to 2014. We do not know whether we will be able to continuously sublet the building during the remaining lease term so as to offset our rental cost in whole or in part.

                                   MANAGEMENT

     Our executive officers and directors, and their ages as of February 29, 2000, are as follows:

NAME                          AGE                              POSITION
----                          ---                              --------
Lawrence A. Sala............   37    President, Chief Executive Officer and Director
Hugh A. Hair................   65    Chairman of the Board
Carl W. Gerst, Jr...........   62    Chief Technical Officer, Treasurer and Vice Chairman
Gert R. Thygesen............   44    Vice President, Operations
Joseph E. Porcello..........   48    Vice President, Finance
Stanley S. Slingerland......   52    Vice President, Human Resources
Mark P. Burdick.............   41    Vice President and General Manager, Wireless Group
Timothy P. Ross.............   41    Vice President and General Manager, Space and Defense Group
Thomas J. Passaro, Jr.......   38    Vice President and President of RF Power Components
Herbert I. Corkin...........   77    Director
Dale F. Eck.................   57    Director
Brian P. Kelly..............   40    Director
Abraham Manber..............   71    Director
Matthew S. Robison..........   39    Director
Dr. David Wilemon...........   62    Director

     Set forth below is certain information relating to our executive officers and directors.

     Lawrence A. Sala joined our company in 1984. He has been President since May 1995 and has served as Chief Executive Officer since September 1997. Before May 1995, Mr. Sala served as Vice President of Marketing. Mr. Sala became a member of our board of directors in 1995. He holds a bachelor's degree in computer engineering, a master's degree in electrical engineering and a master's degree in business administration, all from Syracuse University.

     Hugh A. Hair has been a member of our board of directors since 1968 and has served as Chairman of the Board since 1968. Mr. Hair served as President from our founding until May 1995 and as Chief Executive Officer from our founding until September 1997. He holds a bachelor of science degree from the University of Glasgow, Scotland.

     Carl W. Gerst, Jr. has been a member of our board of directors since 1968. Mr. Gerst has served as Chief Technical Officer and Vice Chairman of the Board since May 1995 and as our Treasurer since May 1992. Mr. Gerst previously served as our Executive Vice President from our founding until May 1995. He holds a bachelor's degree from Youngstown University and a master's degree in business administration from Syracuse University.

     Gert R. Thygesen joined our company in 1981 and has served as our Vice President, Operations since April 1995. He previously served as our Operations Manager from 1992 until 1995 and as our Program Manager, Digital RF Memories & Advanced Systems, from 1988 to 1992. Mr. Thygesen holds a bachelor of science degree and a master's degree in electrical engineering from Aalborg University Center, Denmark.

     Joseph E. Porcello joined our company in 1977 and has served as our Vice President, Finance, since May 1995. He previously served as our Controller from 1981 to 1999. Mr. Porcello holds a bachelor's degree from the State University of New York at Buffalo and is a certified public accountant.

     Stanley S. Slingerland joined our company in 1980 and has served as our Vice President, Human Resources since November 1996. He previously served as Human Resource Manager until 1996. Mr. Slingerland holds a bachelor's degree from Hope College.

     Mark P. Burdick has been with us since 1978 and has served as Vice President and General Manager, Wireless Group since November 1999. He served as our Business Unit Manager -- Commercial Products from 1994 to 1999 and as our Group Manager for Defense Radar Countermeasure Subsystems from 1991 to

1994. Mr. Burdick holds a bachelor of science in electrical engineering from the Rochester Institute of Technology.


     Thomas J. Passaro, Jr., joined our company in February 2000 in connection with our acquisition of RF Power Components. He serves as a Vice President of our company and as President of RF Power Components. Mr. Passaro, a co-founder of RF Power Components, served as its President from June 1998 to February 2000 and as its Vice President from 1988 to June 1998.

     Timothy P. Ross has been with our company since 1982 and has served as our Vice President and General Manager, Space and Defense Group since November 1999. He served as our Business Unit Manager -- Satellite Communications from 1995 to 1999 and as a Program Manager from 1988 to 1995. Mr. Ross holds an associate's degree in engineering science and a bachelor of science in electrical engineering from Clarkson University.

     Herbert I. Corkin has served as a member of our board of directors since 1989. Mr. Corkin has been Chairman of the Board of The Entwistle Company, a defense contractor, since 1959. Mr. Corkin also served as the Chief Executive Officer of The Entwistle Company since December 1993 and served as its President from 1959 through December 1993.

     Dale F. Eck has served as a member of our board of directors since 1995. Mr. Eck was Vice President of Finance and Treasurer of The Entwistle Company from 1978 until his retirement in February 1997. Mr. Eck has also served as a director of The Entwistle Company since 1978. Mr. Eck has provided consulting services to us since March 1997. He holds a bachelor's degree from Augustana College and a master's degree in business administration from Harvard Business School.

     Brian P. Kelly has served as a member of our board of directors since 1999. He is a co-founder of Telergy, a regional integrated communications provider, and has served as Chairman of the Board of Directors and Chief Executive Officer of Telergy since its inception in April 1995. From 1986 until 1995, Mr. Kelly served as President of Communications Management Systems, a communications billing services provider specializing in the health care industry.

     Abraham Manber has served as a member of our board of directors since 1971. Mr. Manber has been President of Ad Connect, an advertising and promotional imprint sales firm, since January 1998. Mr. Manber was President of Amtech Patent Licensing Corp. from 1979 until his retirement from Amtech in March 1993. He holds a degree from the College of the City of New York.


     Matthew S. Robison has served as a member of our board of directors since 1998. Mr. Robison has been Vice President Senior Analyst-Technology of Ferris, Baker Watts Incorporated since January 1999. Mr. Robison previously served as a General Partner and Analyst of Botti Brown Asset Management from January 1997 until January 1999, and as Vice President and Analyst for Montgomery Securities from October 1994 until January 1997. Mr. Robison holds a bachelor of sciences in physics from the University of Denver.


     Dr. David Wilemon has served as a member of our board of directors since 1997. Dr. Wilemon has been a Professor of Marketing and Innovation Management at the Syracuse University School of Management since 1966. He has also served as Director of the Synder Innovation Management Program at the Syracuse University since 1980 and as Co-Director of the Entrepreneurship and Emerging Enterprises Program there since 1993. Dr. Wilemon is a consultant to several technology-based companies.

     At the 1999 annual meeting of shareholders, our shareholders voted to classify the board of directors into three classes as nearly equal in number as possible. At this meeting, in order to transition to a classified board, our shareholders also elected the members of the board for terms of one year for class I directors, two years for class II directors and three years for class III directors. The class I directors, Messrs. Carl W. Gerst, Jr., Abraham Manber and Brian P. Kelly, will hold office until the 2000 annual meeting of shareholders. The class II directors, Messrs. Hugh A. Hair, Herbert I. Corkin and Matthew S. Robison, will hold office until the 2001 annual meeting. The class III directors, Messrs. Lawrence A. Sala, Dale F. Eck and

Dr. David Wilemon, will hold office until the 2002 annual meeting. After this interim arrangement, members of each class will serve for three years with one class being elected each year. Officers are elected at the first board of directors meeting following the shareholders' meeting at which directors are elected, and serve at the discretion of our board of directors. There are no family relationships among our directors or officers.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table provides information regarding the beneficial ownership of our common stock as of February 29, 2000 by:

     - each director;
     - our named executive officers;
     - all of our executive officers and directors as a group;
     - all those known by us to be beneficial owners of more than five percent of our common stock; and
     - each of the selling shareholders.

     The table is based upon information supplied by our executive officers, directors and principal shareholders and filings with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned by them. Percentage ownership is based on 5,674,209 shares outstanding on February 29, 2000, and 6,997,209 shares outstanding immediately following the completion of this offering, adjusted as required by rules promulgated by the SEC.

                                                        SHARES BENEFICIALLY
                                                               OWNED                    SHARES BENEFICIALLY
                                                           PRIOR TO THE                   OWNED AFTER THE
                                                        OFFERING (INCLUDING                  OFFERING
                                    SHARES ISSUABLE        THE NUMBER OF                  (INCLUDING THE
                                      PURSUANT TO             SHARES          NUMBER     NUMBER OF SHARES
                                        OPTIONS         SHOWN IN THE FIRST      OF      SHOWN IN THE FIRST
                                   EXERCISABLE WITHIN         COLUMN)         SHARES          COLUMN)
                                       60 DAYS OF       -------------------    BEING    -------------------
BENEFICIAL OWNER                   FEBRUARY 29, 2000     NUMBER    PERCENT    OFFERED    NUMBER    PERCENT
----------------                   ------------------   --------   --------   -------   --------   --------
Kern Capital Management, LLC. ...            --         821,000      14.5%         --   821,000      11.7%
  Suite 1926
  114 West 47th Street
  New York, NY 10036
Global Securities, Inc...........            --         562,800      10.0     200,000   362,800       5.2
  P.O. Box 560
  Sudbury, MA 01776
Bank of America Corporation......            --         414,500       7.3          --   414,500       5.9
  110 South Tryon Street
  Charlotte, NC 38255
AmvesCap PLC.....................            --         373,400       6.6          --   373,400       5.3
  11 Devonshire Square
  London EC2M 4YR
  England
Lawrence A. Sala(1)..............        73,000          84,700       1.5      20,000    64,700      *
Hugh A. Hair(2)..................         2,000          20,500      *             --    20,500      *
Carl W. Gerst, Jr.(3)............         2,000         266,700       4.7      57,000   209,700       3.0
Gert R. Thygesen(4)..............        28,700          32,200      *             --    32,200      *
Joseph E. Porcello(5)............        19,500          20,500      *             --    20,500      *
Abraham Manber...................         2,000           5,000      *             --     5,000      *
Dale F. Eck......................         7,500          17,500      *             --    17,500      *
Herbert I. Corkin(6).............            --          16,000      *             --    16,000      *
Dr. David Wilemon................        16,500          16,500      *             --    16,500      *
Matthew S. Robison...............        12,500          12,500      *             --    12,500      *
Brian P. Kelly...................        10,000          10,000      *             --    10,000      *
Directors and executive officers
  as a group (15 persons)(7).....       181,100         565,017       9.6      77,000   488,017       6.8

---------------
 *  Indicates less than 1%

(1) Includes 6,500 shares of restricted stock. The restrictions will terminate in May 2003.

(2) Includes 6,700 shares owned by Mr. Hair's wife.

(3) Includes 4,500 shares owned by Mr. Gerst's wife.

(4) Includes 1,500 shares of restricted stock. The restrictions will terminate in May 2003.

(5) Includes 1,000 shares of restricted stock. The restrictions will terminate in May 2003.

(6) Includes 1,000 shares owned by The Entwistle Company, of which Mr. Corkin is Chairman, Chief Executive Officer and a majority shareholder. Does not include 562,800 shares owned by Global Securities, Inc., as to which shares Mr. Corkin, the owner of 24% of the capital stock of Global, disclaims beneficial ownership.

(7) Includes an aggregate of 13,000 shares of restricted stock held by our directors and executive officers. The restrictions will terminate in May 2003.

                                  UNDERWRITING

     Anaren and the selling shareholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, CIBC World Markets Corp., Needham & Company, Inc. and Pacific Growth Equities, Inc. are the representatives of the underwriters. Anaren and the selling shareholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, Anaren and the selling shareholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price less the underwriting discount and commissions on the cover page of the prospectus:

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Banc of America Securities LLC..............................
CIBC World Markets Corp.....................................
Needham & Company, Inc......................................
Pacific Growth Equities, Inc................................
                                                              ---------
     Total..................................................  1,600,000
                                                              =========

     The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling shareholders.

     The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $     per share. The underwriters may
also allow, and any other dealers may reallow, a concession of not more than
$     per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the selling terms will vary the proceeds to be received by us as specified on the cover page to the prospectus. The common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of the common stock by the underwriters; and

     - the right on the part of the underwriters to reject orders in whole or in part.

     We have granted the underwriters an option to buy up to 240,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If the underwriters exercise this option, they will each purchase, subject to a number of terms and conditions, additional shares approximately in proportion to the amounts specified in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share underwriting discounts and commissions............   $               $
Total underwriting discounts and commissions to be paid by
  us........................................................   $               $
Total underwriting discounts and commissions to be paid by
  the selling shareholders..................................   $               $

     The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $550,000 and will be paid by us and the selling shareholders. Expenses of the offering, exclusive of underwriting discounts and commissions, include the SEC filing fee, printing expenses, transfer agent and registration and other miscellaneous fees.

     We, our executive officers and directors, and the selling shareholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors and the selling shareholders may not offer, sell, contact to sell, or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus, At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

     We and the selling shareholders will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

     - short sales;

     - over-allotment;

     - purchases to cover positions created by short sales; and

     - stabilizing transactions.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

     In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making may occur during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for us by Bond, Schoeneck & King, LLP, Syracuse, New York. David M. Ferrara, Esq., a member of Bond, Schoeneck & King, LLP, serves as our General Counsel and Secretary. In addition, certain members of that firm beneficially own an aggregate of 11,240 shares of our common stock, including shares subject to options exercisable within 60 days of this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

     Our consolidated financial statements as of June 30, 1998 and 1999, and for each of the years in the three year period ended June 30, 1999, have been included in this prospectus and in the related registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such materials at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC at the same address. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the year ended June 30, 1999 filed on September 27, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed on November 5, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 filed on February 11, 2000;

     - Proxy Statement on Schedule 14A for our 1999 Annual Meeting filed on September 27, 1999; and

     - The description of the common stock contained in our Registration Statement on Form 8-A filed in November 1972.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                             Anaren Microwave, Inc.
                              6635 Kirkville Road
                         East Syracuse, New York 13057
                                 (315) 432-8909

                             ANAREN MICROWAVE, INC.
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of June 30, 1998 and 1999
  (audited) and December 31, 1999 (unaudited)...............  F-3
Consolidated Statements of Operations for the years ended
  June 30, 1997, 1998, and 1999 (audited) and the six months ended December 31, 1998 and 1999 (unaudited)..............  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended June 30, 1997, 1998, and 1999 (audited) and
  the six months ended December 31, 1999 (unaudited)........  F-5
Consolidated Statements of Cash Flows for the years ended
  June 30, 1997, 1998, and 1999 (audited) and the six months ended December 31, 1998 and 1999 (unaudited)..............  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Anaren Microwave, Inc.:

We have audited the accompanying consolidated balance sheets of Anaren Microwave, Inc. and subsidiaries as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anaren Microwave, Inc. and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                                    /s/ KPMG LLP

Syracuse, New York
August 2, 1999

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  JUNE 30,
                                                             ------------------    DECEMBER 31,
                                                              1998       1999          1999
                                                             -------    -------    ------------
                                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................  $11,249    $13,482      $ 6,068
  Marketable debt securities (Note 2)......................   13,842     15,005       22,884
  Receivables, less allowance for bad debts of $13 in 1998
     and 1999 and at December 31, 1999 (Unaudited).........    7,278      6,333        8,624
  Inventories (Note 3).....................................   10,355      8,385        8,401
  Refundable income taxes..................................       --        462           --
  Prepaid expenses.........................................      138        224          478
  Deferred income taxes (Note 12)..........................      109        117          141
                                                             -------    -------      -------
     Total current assets..................................   42,971     44,008       46,596
Marketable debt securities (Note 2)........................       --      4,976        5,281
Property, plant and equipment, net (Note 4)................    7,891      8,604        9,819
Deferred income taxes (Note 12)............................       41        304          334
Patent (Note 1)............................................       --        575          539
                                                             -------    -------      -------
                                                             $50,903    $58,467      $62,569
                                                             =======    =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $ 2,221    $ 2,360      $ 2,481
  Accrued expenses (Note 5)................................    1,277      1,774        1,593
  Income taxes payable.....................................      317        472          122
  Customer advance payments................................      191        348          180
                                                             -------    -------      -------
     Total current liabilities.............................    4,006      4,954        4,376
Postretirement benefit obligation (Note 11)................    1,247      1,279        1,307
Deferred compensation......................................      144        388          488
                                                             -------    -------      -------
Commitments and concentrations (Notes 13, 14, and 15)
     Total liabilities.....................................  $ 5,397    $ 6,621      $ 6,171
                                                             -------    -------      -------
Stockholders' equity:
  Common stock of $.01 par value. Authorized 25,000,000
     shares; issued 6,455,366 and 6,554,366 shares in 1998
     and 1999, respectively, and 6,624,666 shares at
     December 31, 1999 (Unaudited).........................       65         66           66
  Additional paid-in capital...............................   36,611     37,469       39,199
  Unearned compensation (Note 9)...........................       --         --         (851)
  Retained earnings........................................   10,842     17,792       21,465
                                                             -------    -------      -------
                                                              47,518     55,327       59,879
  Less cost of 892,274 and 1,020,274 treasury shares in
     1998 and 1999, respectively, and 1,020,274 treasury
     shares at December 31, 1999 (Unaudited)...............    2,012      3,481        3,481
                                                             -------    -------      -------
     Total stockholders' equity............................   45,506     51,846       56,398
                                                             -------    -------      -------
                                                             $50,903    $58,467      $62,569
                                                             =======    =======      =======

          See accompanying notes to consolidated financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             SIX MONTHS ENDED
                                                YEAR ENDED JUNE 30,            DECEMBER 31,
                                           -----------------------------    ------------------
                                            1997       1998       1999       1998       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Net sales................................  $24,227    $37,449    $45,739    $21,535    $25,735
Cost of sales............................   16,243     23,571     27,711     13,024     15,443
                                           -------    -------    -------    -------    -------
Gross profit.............................    7,984     13,878     18,028      8,511     10,292
                                           -------    -------    -------    -------    -------
Operating expenses:
  Marketing..............................    3,171      3,999      4,177      1,996      2,280
  Research and development...............      540      1,380      2,835      1,360      1,490
  General and administrative.............    2,238      2,873      3,220      1,564      1,789
                                           -------    -------    -------    -------    -------
     Total operating expenses............    5,949      8,252     10,232      4,920      5,559
                                           -------    -------    -------    -------    -------
Operating income.........................    2,035      5,626      7,796      3,591      4,733
                                           -------    -------    -------    -------    -------
Other income (expense):
  Interest expense.......................      (94)       (82)       (38)       (19)       (20)
  Other, primarily interest income.......      114        923      1,396        664        938
                                           -------    -------    -------    -------    -------
     Total other income..................       20        841      1,358        645        918
                                           -------    -------    -------    -------    -------
Income before income taxes...............    2,055      6,467      9,154      4,236      5,651
Income taxes (Note 12)...................       --     (2,330)    (2,204)    (1,483)    (1,978)
                                           -------    -------    -------    -------    -------
Net income...............................  $ 2,055    $ 4,137    $ 6,950    $ 2,753    $ 3,673
                                           =======    =======    =======    =======    =======
Net income per common and common
  equivalent share:
  Basic..................................  $   .50    $   .83    $  1.26    $   .50    $   .66
                                           =======    =======    =======    =======    =======
  Diluted................................  $   .47    $   .79    $  1.20    $   .48    $   .62
                                           =======    =======    =======    =======    =======
Shares used in computing net income per
  common and common equivalent share:
  Basic..................................    4,106      4,984      5,522      5,511      5,554
                                           =======    =======    =======    =======    =======
  Diluted................................    4,332      5,237      5,770      5,737      5,889
                                           =======    =======    =======    =======    =======

          See accompanying notes to consolidated financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                COMMON STOCK      ADDITIONAL                               TREASURY STOCK          TOTAL
                             ------------------    PAID-IN       UNEARNED     RETAINED   -------------------   STOCKHOLDERS'
                              SHARES     AMOUNT    CAPITAL     COMPENSATION   EARNINGS    SHARES     AMOUNT       EQUITY
                             ---------   ------   ----------   ------------   --------   ---------   -------   -------------
Balance at June 30, 1996...  4,992,116    $50      $15,507        $  --       $ 4,650      892,274   $(2,012)     $18,195
  Net income...............         --     --           --           --         2,055           --        --        2,055
  Stock options exercised
    (Note 8)...............     20,000     --           77           --            --           --        --           77
                             ---------    ---      -------        -----       -------    ---------   -------      -------
Balance at June 30, 1997...  5,012,116     50       15,584           --         6,705      892,274    (2,012)      20,327
  Net income...............         --     --           --           --         4,137           --        --        4,137
  Stock options exercised
    (Note 8)...............    277,800      3        1,051           --            --           --        --        1,054
  Sale of common stock
    (Note 7)...............  1,165,450     12       19,738           --            --           --        --       19,750
  Tax benefit from exercise
    of stock options (Note
    12)....................         --     --          238           --            --           --        --          238
                             ---------    ---      -------        -----       -------    ---------   -------      -------
Balance at June 30, 1998...  6,455,366     65       36,611           --        10,842      892,274    (2,012)      45,506
  Net income...............         --     --           --           --         6,950           --        --        6,950
  Purchase of treasury
    stock..................         --     --           --           --            --      128,000    (1,469)      (1,469)
  Stock options exercised
    (Note 8)...............     99,000      1          516           --            --           --        --          517
  Stock options granted in
    connection with
    acquisition of patent
    (Notes 1 and 8)........         --     --          250           --            --           --        --          250
  Tax benefit from exercise
    of stock options (Note
    12)....................         --     --           92           --            --           --        --           92
                             ---------    ---      -------        -----       -------    ---------   -------      -------
Balance at June 30, 1999...  6,554,366     66       37,469           --        17,792    1,020,274    (3,481)      51,846
  Net income (Unaudited)...         --     --           --           --         3,673           --        --        3,673
  Stock options exercised
    (Note 8) (Unaudited)...     46,300     --          391           --            --           --        --          391
  Issuance of restricted
    stock (Note 9)
    (Unaudited)............     24,000     --          894         (894)           --           --        --           --
  Amortization of unearned
    compensation (Note 9)
    (Unaudited)............         --     --           --           43            --           --        --           43
  Tax benefit from exercise
    of stock options (Note
    12) (Unaudited)........         --     --          445           --            --           --        --          445
                             ---------    ---      -------        -----       -------    ---------   -------      -------
Balance at December 31,
  1999 (Unaudited).........  6,624,666    $66      $39,199        $(851)      $21,465    1,020,274   $(3,481)     $56,398
                             =========    ===      =======        =====       =======    =========   =======      =======

          See accompanying notes to consolidated financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              SIX MONTHS ENDED
                                                   YEAR ENDED JUNE 30,          DECEMBER 31,
                                               ---------------------------   ------------------
                                                1997      1998      1999      1998       1999
                                               ------   --------   -------   -------   --------
                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income................................   $2,055   $  4,137   $ 6,950   $ 2,753   $  3,673
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization..........    1,240      1,336     1,433       697        808
     Amortization of intangibles............       --         --        --        --         36
     Deferred income taxes..................     (467)       318      (271)      (65)       (55)
     Unearned compensation..................       --         --        --        --         43
     Changes in operating assets and
       liabilities:
       Receivables..........................   (1,549)      (560)      944      (306)    (2,290)
       Refundable income taxes..............      321         --      (462)       --        462
       Inventories..........................     (526)    (2,619)    1,970     1,425        (16)
       Prepaid expenses.....................       59         58       (86)      (60)      (254)
       Other assets.........................       29         14      (325)       --         --
       Accounts payable.....................      837        720       139      (843)       121
       Income taxes payable.................      494         62       247      (117)        95
       Accrued expenses.....................      247        558       497      (148)      (181)
       Customer advance payments............      754       (813)      158       526       (168)
       Deferred compensation................       --        144       244        72        100
       Postretirement benefit obligation....       43         65        32        --         28
                                               ------   --------   -------   -------   --------
          Net cash provided by operating
            activities......................    3,537      3,420    11,470     3,934      2,402
                                               ------   --------   -------   -------   --------
Cash flows from investing activities:
  Capital expenditures......................   (1,154)    (2,257)   (2,146)     (659)    (2,023)
  Net purchases of marketable debt
     securities.............................       --    (13,842)   (6,139)   (2,702)    (8,184)
                                               ------   --------   -------   -------   --------
          Net cash used in investing
            activities......................   (1,154)   (16,099)   (8,285)   (3,361)   (10,207)
                                               ------   --------   -------   -------   --------
Cash flows from financing activities:
  Proceeds from long-term debt..............      907         --        --        --         --
  Principal payments on long-term debt......   (1,300)      (682)       --        --         --
  Stock options exercised...................       77      1,053       517       374        391
  Purchase of treasury stock................       --         --    (1,469)   (1,469)        --
  Proceeds from sale of common stock, net
     (Note 7)...............................       --     19,750        --        --         --
                                               ------   --------   -------   -------   --------
          Net cash provided by (used in)
            financing activities............     (316)    20,121      (952)   (1,095)       391
                                               ------   --------   -------   -------   --------
          Net increase (decrease) in cash
            and cash equivalents............    2,067      7,442     2,233      (522)    (7,414)
Cash and cash equivalents at beginning of
  period....................................    1,740      3,807    11,249    11,249     13,482
                                               ------   --------   -------   -------   --------
Cash and cash equivalents at end of
  period....................................   $3,807   $ 11,249   $13,482   $10,727   $  6,068
                                               ======   ========   =======   =======   ========

          See accompanying notes to consolidated financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of Anaren Microwave, Inc. and its wholly-owned subsidiaries ("the Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Operations

     The Company is engaged in the design, development and manufacture of microwave components, assemblies and subsystems which receive and analyze radar signals and other microwave transmissions. Its primary products include devices and systems used in the wireless communications, satellite communications and defense electronics markets.

  (c) Sales Recognition

     The Company recognizes sales at the time products are shipped to its customers. Revenues and estimated profits on fixed-price contracts are recognized under the percentage of completion method of accounting on the units-of-delivery basis. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

  (d) Cash Equivalents

     Cash equivalents of $11,248,925 and $13,481,576 at June 30, 1998 and 1999,
respectively, and $6,068,059 (unaudited) at December 31, 1999, consist of certificates of deposit and money market instruments having maturities of three months or less. Cash equivalents are stated at cost which approximates fair value.

  (e) Marketable Debt Securities

     The Company classifies its portfolio of marketable debt securities as held-to-maturity in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as the Company does not hold any securities considered to be trading. Securities held-to-maturity are those securities the Company has the ability and intent to hold to maturity.

     Held-to-maturity securities are recorded at amortized cost. A decline in the fair value of a held-to-maturity security that is deemed to be other than temporary results in a charge to earnings resulting in the establishment of a new cost basis for the security, and dividend and interest income are recognized when earned.

  (f) Inventories

     Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis. Work-in-process inventories related to fixed-price contracts are stated at the accumulated cost of material, labor and manufacturing overhead, less the estimated cost of units delivered.

  (g) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation of land improvements and buildings is calculated by the straight-line method over an estimated service life of 25 years. Machinery and equipment are depreciated primarily by the straight-line method based on estimated useful lives of 5 to 10 years.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

  (h) Patent

     During fiscal 1999, the Company purchased a patent for $325,000 and 50,000 stock options. The stock options were valued at $249,965 as discussed in note 8. The patent is being amortized on a straight-line basis over its remaining life of 8 years.

  (i) Net Income Per Share

     Basic income per share is based on the weighted average number of common shares outstanding. Diluted income per share is based on the weighted average number of common shares outstanding, as well as dilutive potential common shares which, in the Company's case, comprise shares issuable under the stock option and restricted stock plans described in notes 8 and 9. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

     The weighted average number of common shares outstanding for the basic income per share calculation was 4,106,245, 4,984,307 and 5,522,056 for fiscal 1997, 1998 and 1999, respectively, and 5,510,759 (unaudited) and 5,553,671
(unaudited) for the six months ended December 31, 1998 and 1999, respectively. For diluted earnings per share purposes, these balances increased by 225,417, 252,850 and 247,643 shares for fiscal 1997, 1998 and 1999, respectively, and 226,089 (unaudited) and 334,961 (unaudited) shares for the six months ended December 31, 1998 and 1999, respectively, due to the effect of common
equivalent          shares which were issuable under the Company's stock option and restricted stock plans.

  (j) Pension and Postretirement Plans

     On July 1, 1998, the Company adopted Financial Accounting Standards Board
(FASB) Statement No. 132, Employers' Disclosures about Pension and Other Postretirement Benefits. Statement 132 revises employers' disclosures about pension and other postretirement benefit plans; it does not change the method of accounting for such plans.

  (k) Research and Development Costs

     Research and development costs are charged to expense as incurred. The Company receives fees under a technology development contract and such fees are recorded as a reduction of research and development costs as work is performed pursuant to the related contract and as defined milestones are attained. In fiscal 1997, 1998 and 1999, the Company recognized product development fees of $338,939, $335,390 and $100,013, respectively, under the contract, which were netted with research and development costs.

  (l) Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates.

  (m) Financial Instruments

     The Company's financial instruments, which include cash and cash equivalents, receivables, and accounts payable, are stated at cost which approximates fair value at June 30, 1998 and 1999 and at December 31, 1999 (unaudited). The Company's marketable debt securities are stated at amortized cost, and their fair values, as determined by quoted market prices, are presented in note 2.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

  (n) Stock-based Compensation

     The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and has provided pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense.

  (o) Segment Information

     Effective June 30, 1999, the Company adopted FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, which changes the way the Company reports information about its operating segments. The information for fiscal 1997 and 1998 has been restated in accordance with the requirements of the new standard.

  (p) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

  (q) Interim Results (Unaudited)

     The accompanying consolidated balance sheet at December 31, 1999 and the related consolidated statements of operations and cash flows for the six months ended December 31, 1998 and 1999, and the statement of stockholders' equity for the six months ended December 31, 1999 are unaudited. In the opinion of management, these consolidated statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim periods. The data disclosed in these notes to the consolidated financial statements at such dates and for such periods are also unaudited.

  (r) Recent Pronouncements

     In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, defers implementation of Statement No. 133 until fiscal years beginning after June 15, 2000. The Company has reviewed Statement No. 133 and believes that, upon implementation in fiscal 2001, the standard will not have a significant effect on its financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

(2) MARKETABLE DEBT SECURITIES

     Marketable debt securities classified as held-to-maturity are summarized as follows:

                                                             JUNE 30, 1998
                                            ------------------------------------------------
                                                           GROSS         GROSS
                                            AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                              COST         GAINS         LOSSES       VALUE
                                            ---------    ----------    ----------    -------
                                                             (IN THOUSANDS)
U.S. Government and agency obligations....   $    80         $--          $--        $    80
Corporate bonds...........................     2,751         --             5          2,746
Medium and short-term notes...............       953         --             1            952
Euro Dollar bonds.........................     8,558          1             8          8,551
Taxable auction securities................     1,500         --            --          1,500
                                             -------         --           ---        -------
     Total................................   $13,842         $1           $14        $13,829
                                             =======         ==           ===        =======

                                                             JUNE 30, 1999
                                            ------------------------------------------------
                                                           GROSS         GROSS
                                            AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                              COST         GAINS         LOSSES       VALUE
                                            ---------    ----------    ----------    -------
                                                             (IN THOUSANDS)
U.S. Government and agency obligations....   $   151         $--          $ 1        $   150
Corporate bonds...........................     9,301         --            44          9,257
Medium and short-term notes...............     1,784         --             9          1,775
Euro Dollar bonds.........................     7,945         --            30          7,915
Taxable auction securities................       800         --            --            800
                                             -------         --           ---        -------
     Total................................   $19,981         $--          $84        $19,897
                                             =======         ==           ===        =======

                                                           DECEMBER 31, 1999
                                            ------------------------------------------------
                                                           GROSS         GROSS
                                            AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                              COST         GAINS         LOSSES       VALUE
                                            ---------    ----------    ----------    -------
                                                              (UNAUDITED)
                                                             (IN THOUSANDS)
U.S. Government and agency obligations....   $    --         $--          $ --       $    --
Corporate bonds...........................    13,118         --            126        12,992
Medium and short-term notes...............     8,584         --             41         8,543
Euro Dollar bonds.........................     5,707         --             33         5,674
Taxable auction securities................       756         --              8           748
                                             -------         --           ----       -------
     Total................................   $28,165         $--          $208       $27,957
                                             =======         ==           ====       =======

     Marketable debt securities are classified as either current or long-term assets in the accompanying consolidated balance sheets based upon their maturity dates.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

(3) INVENTORIES

     Inventories are summarized as follows:

                                                          JUNE 30,
                                                      -----------------    DECEMBER 31,
                                                       1998       1999         1999
                                                      -------    ------    ------------
                                                                           (UNAUDITED)
                                                               (IN THOUSANDS)
Component parts.....................................  $ 4,213    $3,689       $3,961
Work-in-process.....................................    4,410     3,242        2,797
Finished goods......................................    1,732     1,454        1,643
                                                      -------    ------       ------
                                                      $10,355    $8,385       $8,401
                                                      =======    ======       ======

(4) PROPERTY, PLANT AND EQUIPMENT

     Components of property, plant and equipment consist of the following:

                                                          JUNE 30,
                                                     ------------------    DECEMBER 31,
                                                      1998       1999          1999
                                                     -------    -------    ------------
                                                                           (UNAUDITED)
                                                               (IN THOUSANDS)
Land and land improvements.........................  $ 1,362    $ 1,362      $ 1,362
Buildings..........................................    5,243      5,266        5,822
Machinery and equipment............................   25,732     27,855       29,322
                                                     -------    -------      -------
                                                      32,337     34,483       36,506
Less accumulated depreciation and amortization.....   24,446     25,879       26,687
                                                     -------    -------      -------
                                                     $ 7,891    $ 8,604      $ 9,819
                                                     =======    =======      =======

(5) ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                           JUNE 30,
                                                       ----------------    DECEMBER 31,
                                                        1998      1999         1999
                                                       ------    ------    ------------
                                                                           (UNAUDITED)
                                                                (IN THOUSANDS)
Compensation.........................................  $  859    $1,097       $  787
Commissions..........................................     293       400          412
Other................................................     125       277          394
                                                       ------    ------       ------
                                                       $1,277    $1,774       $1,593
                                                       ======    ======       ======

(6) LONG-TERM DEBT

     The Company has a $10,000,000 unsecured working capital revolving line of credit bearing interest at prime (7.5% at June 30, 1999) through December 31, 2001. In December 1999, the facility was extended through December 2003 (unaudited). The terms of the revolving line of credit require maintenance of a minimum tangible net worth, ratio of cash flow to current maturities, and leverage ratio, as defined. There were no borrowings against the line of credit in fiscal 1998 and 1999 or during the six months ended December 31, 1999 (unaudited).

     Cash payments for interest were $92,358, $93,148 and $38,537 during fiscal 1997, 1998 and 1999, respectively, and $20,029 (unaudited) for the six months ended December 31, 1999.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

(7) COMMON STOCK OFFERING

     During the second quarter of fiscal 1998, the Company sold 1,165,450 shares of its common stock in a public offering for $19,750,450, net of issuance costs. A portion of the proceeds was used to pay bank debt and for other general corporate purposes.

(8) STOCK OPTION PLANS

     Under the Company's Incentive Stock Option Plan (ISO), 400,000 shares of common stock were reserved for the granting of options to eligible employees. Options are granted at a price not less than fair market value of shares at the date of grant, become exercisable 20% twelve months from the date of grant and 20% per year thereafter, and must be exercised within ten years of the date of grant. During fiscal 1999, an additional 500,000 shares of common stock were reserved for the granting of options.

     The Company also has a Non-Statutory Stock Option Plan (NSO) which allows for the granting of options to Board members and nonemployees. Under the Plan, 100,000 shares of common stock were reserved for the granting of options at prices to be determined by the Board (options granted to Board members may not be less than the fair market value on the date of grant). Options become exercisable immediately and must be exercised within five years of the date of grant. During fiscal 1999, an additional 150,000 shares of common stock were reserved for the granting of options.

     As discussed in note 1, during fiscal 1999, the Company granted 50,000 stock options as partial consideration for a patent. The stock options were valued at $249,965 using the Black-Scholes model as of June 30, 1999 (the date of grant), become exercisable one year from the date of grant, and must be exercised within five years of the date of grant.

     Information for the three years ended June 30, 1999 and the six months ended December 31, 1999 (unaudited) with respect to these plans are as follows:

                                                                                                   WEIGHTED
                                                       SHARES                                      AVERAGE
                                        -------------------------------------                      EXERCISE
                                          ISO       NSO     OTHER     TOTAL       OPTION PRICE      PRICE
                                        --------   ------   ------   --------   ----------------   --------
Outstanding at June 30, 1996..........   627,870       --       --    627,870   $ 1.38 to $ 7.50    $ 4.25
  Issued..............................    95,000   10,000       --    105,000     6.50 to   8.25      6.95
  Exercised...........................   (20,000)      --       --    (20,000)    1.38 to   7.50      2.97
  Expired.............................   (31,870)      --       --    (31,870)              6.88      6.88
                                        --------   ------   ------   --------

Outstanding at June 30, 1997..........   671,000   10,000       --    681,000     1.38 to   8.25      4.58
  Issued..............................    74,500   14,000       --     88,500    15.00 to  21.13     19.72
  Exercised...........................  (277,800)      --       --   (277,800)    1.38 to   7.50      3.79
                                        --------   ------   ------   --------

Outstanding at June 30, 1998..........   467,700   24,000       --    491,700     1.38 to  21.13      7.75
  Issued..............................   154,000   20,000   50,000    224,000    11.13 to  25.08     18.06
  Exercised...........................   (99,000)      --       --    (99,000)    1.38 to  19.88      5.22
  Expired.............................   (12,000)      --       --    (12,000)              5.88      5.88
                                        --------   ------   ------   --------

Outstanding at June 30, 1999..........   510,700   44,000   50,000    604,700     1.38 to  25.08     12.02
  Issued (Unaudited)..................   188,000   37,500       --    225,500    22.94 to  40.25     36.74
  Exercised (Unaudited)...............   (41,300)  (5,000)      --    (46,300)    1.38 to  21.13      8.46
  Canceled (Unaudited)................   (21,400)      --       --    (21,400)   13.88 to  21.13     13.14
                                        --------   ------   ------   --------

Outstanding at December 31, 1999
  (Unaudited).........................   636,000   76,500   50,000    762,500     1.38 to  40.25     19.52
                                        ========   ======   ======   ========

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                                                                                                   WEIGHTED
                                                       SHARES                                      AVERAGE
                                        -------------------------------------                      EXERCISE
                                          ISO       NSO     OTHER     TOTAL       OPTION PRICE      PRICE
                                        --------   ------   ------   --------   ----------------   --------
Shares exercisable at June 30, 1999...   356,700   44,000       --    400,700   $ 1.38 to $21.13    $ 8.98
                                        ========   ======   ======   ========

Shares exercisable at December 31,
  1999 (Unaudited)....................   216,100   76,500       --    292,600   $ 1.38 to $37.25    $12.43
                                        ========   ======   ======   ========

Shares available for grant at June 30,
  1999................................   431,300   80,000       --    511,300
                                        ========   ======   ======   ========

Shares available for grant at December
  31, 1999 (Unaudited)................   264,700   42,500       --    307,200
                                        ========   ======   ======   ========

     The following table summarizes significant ranges of outstanding and exercisable options at June 30, 1999:

                 OPTIONS OUTSTANDING
-----------------------------------------------------   OPTIONS EXERCISABLE
                               WEIGHTED                 --------------------
                                AVERAGE      WEIGHTED              WEIGHTED
    RANGE OF                   REMAINING     AVERAGE                AVERAGE
    EXERCISE                    LIFE IN      EXERCISE              EXERCISE
     PRICES        SHARES        YEARS        PRICE      SHARES      PRICE
----------------   -------   -------------   --------   --------   ---------
$ 1.38 to $ 4.12    51,000       1.25         $1.38      51,000      $1.38
  4.13 to   6.49   100,000       5.83          4.13     100,000       4.13
  6.50 to   8.25   142,400       6.64          7.12     142,400       7.12
  8.26 to 13.88     12,000       9.25         11.77          --         --
 13.89 to 19.88    231,300       8.70         18.14      96,300      19.47
 19.89 to 25.08     68,000       9.87         21.09      11,000      20.56
                   -------                              -------
                   604,700                              400,700
                   =======                              =======

     The per share weighted average fair value of stock options granted during fiscal 1997, 1998 and 1999 was $4.71, $12.86 and $9.60, respectively. The fair value of options at the date of the grant was estimated using the Black-Scholes model with the following weighted average assumptions for the respective fiscal year:

                                                         1997    1998    1999
                                                         ----    ----    ----
Expected life..........................................     5       5       5
Interest rate..........................................  6.08%   5.81%   4.82%
Volatility.............................................    78%     75%     69%
Dividend yield.........................................     0%      0%      0%

     Stock-based compensation costs would have reduced pretax income by $166,106, $393,662 and $773,810 in fiscal 1997, 1998 and 1999 ($161,678,
$374,718 and $735,791 after tax and $.04, $.08 and $.13 per share in fiscal 1997, 1998 and 1999, respectively) if the fair values of options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma effect on net income for fiscal 1997, 1998 and 1999 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

(9) RESTRICTED STOCK PROGRAM (UNAUDITED)

     In November 1999, the Company authorized the issuance of 25,000 shares of restricted stock under a Restricted Stock Program. In November 1999, the Company issued 24,000 shares of restricted stock and recognized $894,000 in unearned compensation on the date of issuance. The shares of restricted stock vest over a period of 42 months. For the six months ended December 31, 1999, the Company recognized $43,000 (unaudited) in compensation expense.

(10) EMPLOYEE BENEFIT PLANS

     The Company has a non-contributory defined benefit pension plan covering substantially all of its employees. Benefits under this plan generally are based on the employee's years of service and compensation. The following table presents the changes in the defined benefit pension plan and the fair value of the plan's assets for the years ended June 30:

                                                            1997      1998      1999
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year................  $4,286    $4,628    $5,566
  Service cost...........................................     140       145       199
  Interest cost..........................................     317       351       374
  Actuarial loss (gain)..................................     (17)      571        97
  Benefits paid..........................................     (98)     (129)     (148)
                                                           ------    ------    ------
  Benefit obligation at end of year......................  $4,628    $5,566    $6,088
                                                           ======    ======    ======
CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year.........  $4,401    $4,971    $5,595
  Actual return on plan assets...........................     549       691       128
  Employer contributions.................................     119        63        52
  Benefits paid..........................................     (98)     (130)     (148)
                                                           ------    ------    ------
  Fair value of plan assets at end of year...............  $4,971    $5,595    $5,627
                                                           ======    ======    ======
Funded status............................................     342        29      (461)
Unrecognized net (gain)/loss.............................    (502)     (204)      234
Unrecognized net assets existing at initial
  application............................................      57        47        38
Unrecognized prior service cost..........................     134       116        97
                                                           ------    ------    ------
Prepaid (accrued) pension cost...........................  $   31    $  (12)   $  (92)
                                                           ======    ======    ======

     Components of net periodic pension cost for the years ended June 30 are as follows:

                                                            1997      1998      1999
                                                            -----     -----     -----
                                                                 (IN THOUSANDS)
Service cost..............................................  $ 140     $ 145     $ 199
Interest cost.............................................    317       351       374
Actual return on plan assets..............................   (549)     (691)     (128)
Amortization of prior service cost........................     18        18        18
Deferral of gain..........................................    196       274      (341)
Amortization of net asset at transition...................      9         9         9
                                                            -----     -----     -----
     Net periodic pension cost............................  $ 131     $ 106     $ 131
                                                            =====     =====     =====

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                                                            1997      1998      1999
                                                            -----     -----     -----
                                                                 (IN THOUSANDS)
Weighted-average assumptions:
  Discount rate...........................................   7.50%     6.70%     6.70%
  Rate of increase in compensation levels, applicable to
     Salaried Plan only...................................    5.0       4.0       4.0
  Expected return on plan assets..........................    8.0       8.0       8.5

     Plan assets consist principally of equity securities and U.S. government and corporate obligations.

     The Company maintains a voluntary contributory salary savings plan to which participants may contribute up to 15% of their total compensation. During fiscal 1997, the Company contributed an amount equal to 50% of the participants' contribution up to a maximum of 3% of the participants' compensation. In fiscal 1998, the Company increased its matching contribution to an amount equal to 50% of the participants' contribution up to a maximum of 5% of the participants' compensation. During fiscal 1997, 1998 and 1999, the Company contributed $129,115, $173,369 and $256,590, respectively, to this plan.

     During fiscal 1998, the Company instituted a profit sharing plan which provides an annual contribution by the Company based upon a percentage of operating earnings, as defined. Eligible employees are allocated amounts under the profit sharing plan based upon their respective earnings, as defined. Contributions under the plan were approximately $231,000 and $207,000 in fiscal 1998 and 1999, respectively. While the Company intends to continue this plan, it reserves the right to terminate or amend the plan at any time.

     During fiscal 1998, the Company implemented a deferred compensation plan for one employee. Under the plan, the Company will pay a certain sum annually for fifteen years upon the employee's retirement or in the event of his death, to the employee's beneficiary. Deferred compensation expense in fiscal 1998 and 1999 was $144,000 and $244,000, respectively.

(11) POSTRETIREMENT BENEFITS

     The Company provides medical coverage for current and future eligible retirees of the Company plus their eligible dependents. Employees generally become eligible for retiree medical coverage by retiring from the Company after attaining at least age 55 with 15 years of service (active employees at June 27, 1993 were eligible by retiring after attaining at least age 55 with 10 years of service). Retirees at June 27, 1993 pay approximately $30 per month for health care coverage and the Company is responsible for paying the remaining costs. For this group, any increase in health care coverage costs for retired employees will be shared by the Company and retirees on a fifty-fifty basis, while any increase in coverage costs for retiree dependents will be totally paid by the retirees. For eligible employees retiring after June 26, 1993, the Company contributes a fixed dollar amount towards the cost of the medical plan. Any future cost increases for the retiree medical program for these participants will be charged to the retiree.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

     The following table presents the changes in the postretirement benefit obligation and the funded status of the plan at June 30:

                                                          1997       1998       1999
                                                         -------    -------    -------
                                                                (IN THOUSANDS)
Benefit obligation at beginning of year................  $ 1,130    $ 1,192    $ 1,317
Service cost...........................................       33         28         24
Interest cost..........................................       85         89         88
Plan participants' contributions.......................       21         23         30
Actuarial loss/(gain)..................................       (3)        60         15
Benefits paid..........................................      (74)       (75)      (111)
                                                         -------    -------    -------
Benefit obligation at end of year......................  $ 1,192    $ 1,317    $ 1,363
                                                         =======    =======    =======
Fair value of plan assets..............................  $    --    $    --    $    --
                                                         =======    =======    =======
Funded status..........................................  $(1,192)   $(1,317)   $(1,363)
Unrecognized actuarial (gain) loss.....................       11         70         84
                                                         -------    -------    -------
Accrued postretirement benefit cost....................  $(1,181)   $(1,247)   $(1,279)
                                                         =======    =======    =======

     Net periodic postretirement benefit cost includes the following components:

                                                              1997    1998    1999
                                                              ----    ----    ----
                                                                 (IN THOUSANDS)
Service cost................................................  $ 33    $ 28    $ 24
Interest cost...............................................    85      89      88
                                                              ----    ----    ----
Net periodic postretirement benefit cost....................  $118    $117    $112
                                                              ====    ====    ====

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%, 6.7% and 6.7% in fiscal 1997, 1998 and 1999, respectively. For measurement purposes, the annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 8.5%, 5% and 5% for fiscal 1997, 1998 and 1999, respectively; the rate is assumed to remain at 5% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                        1% INCREASE   1% DECREASE
                                                        -----------   -----------
Effect on total of service and interest cost
  components..........................................     $ 93          $ 84
Effect on postretirement benefit obligation...........      107            28

(12) INCOME TAXES

     Income tax expense (benefit) consists of:

                                                           CURRENT    DEFERRED    TOTAL
                                                           -------    --------    ------
                                                                  (IN THOUSANDS)
Year ended June 30, 1997:
  U.S. Federal...........................................  $  450      $ (738)    $ (288)
  State..................................................      17         271        288
                                                           ------      ------     ------
                                                           $  467      $ (467)    $   --
                                                           ======      ======     ======

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                                                           CURRENT    DEFERRED    TOTAL
                                                           -------    --------    ------
                                                                  (IN THOUSANDS)
Year ended June 30, 1998:
  U.S. Federal...........................................  $1,831      $   22     $1,853
  State..................................................     181         296        477
                                                           ------      ------     ------
                                                           $2,012      $  318     $2,330
                                                           ======      ======     ======
Year ended June 30, 1999:
  U.S. Federal...........................................  $1,807      $ (257)    $1,550
  State..................................................     668         (14)       654
                                                           ------      ------     ------
                                                           $2,475      $ (271)    $2,204
                                                           ======      ======     ======
Six months ended December 31, 1999 (Unaudited):
     U.S. Federal........................................  $1,951      $  (51)    $1,900
     State...............................................      81          (3)        78
                                                           ------      ------     ------
                                                           $2,032      $  (54)    $1,978
                                                           ======      ======     ======

     A reconciliation of the expected consolidated income tax expense, computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes, to income tax expense, is as follows:

                                                      JUNE 30,
                                            ----------------------------    DECEMBER 31,
                                             1997       1998      1999          1999
                                            -------    ------    -------    ------------
                                                           (IN THOUSANDS)   (UNAUDITED)
Expected consolidated income tax            $   699    $2,199    $ 3,112       $1,921
  expense.................................
Tax benefit related to liquidation of            --        --     (1,012)          --
  foreign subsidiary......................
State income taxes, net of Federal income       190       315        431           51
  tax benefit.............................
Change in valuation allowance.............   (1,060)     (350)      (233)          --
Other, net................................      171       166        (94)           6
                                            -------    ------    -------       ------
                                            $    --    $2,330    $ 2,204       $1,978
                                            =======    ======    =======       ======

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at June 30, 1998 and 1999, and December 31, 1999 are presented below:

                                                           JUNE 30,
                                                       -----------------    DECEMBER 31,
                                                        1998      1999          1999
                                                       ------    -------    ------------
                                                                            (UNAUDITED)
                                                                (IN THOUSANDS)
Deferred tax assets:
  Inventories........................................  $   65    $    57      $    57
  Deferred compensation..............................      59        151          190
  Retirement benefits................................      32         48           73
  Postretirement benefits............................     486        510          521
  Nondeductible reserves.............................      11         11           11
  State investment tax credit carryforwards..........     666        684          679
  Other..............................................      --         --           23
                                                       ------    -------      -------
     Total deferred tax assets.......................   1,319      1,461        1,554
     Less valuation allowance........................     233         --           --
                                                       ------    -------      -------
       Net deferred tax asset........................   1,086      1,461        1,554
                                                       ------    -------      -------
Deferred tax liabilities:
  Plant and equipment, principally due to differences
     in depreciation.................................    (936)    (1,040)      (1,079)
                                                       ------    -------      -------
       Net deferred taxes............................  $  150    $   421      $   475
                                                       ======    =======      =======
Presented as:
  Current deferred tax asset.........................  $  109    $   117      $   141
  Long-term deferred tax asset.......................      41        304          334
                                                       ------    -------      -------
                                                       $  150    $   421      $   475
                                                       ======    =======      =======

     The valuation allowance for deferred tax assets as of June 30, 1998 and 1999 and the six months ended December 31, 1999 (unaudited) was $233,044, $0 and $0, respectively. The net change in the total valuation allowance for the years ended June 30, 1998 and 1999 was a decrease of $350,060 and $233,044, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at June 30, 1999. The deferred tax asset valuation allowance is principally related to the recoverability of the Company's state investment tax credit carryforwards at June 30, 1998.

     The Company recognized a tax benefit of $1,012,088 during the fourth quarter of fiscal 1999 in connection with the dissolution of the Company's European subsidiary. The disposition of the net assets of the subsidiary and a corresponding restructuring charge were recognized for financial reporting purposes in 1996. In the fourth quarter of fiscal 1999, all of the criteria necessary to support a deduction for the tax investment in the subsidiary were met and the tax benefit was recorded.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

     At June 30, 1999, the Company has investment tax credit carryforwards for state income tax purposes of $683,715 which are available to reduce future state income taxes, if any, through 2014.

     The tax benefit associated with the exercise of stock options and disqualifying dispositions by employees reduced taxes payable by $238,000 and $92,225 in fiscal 1998 and 1999 and $445,963 (unaudited) for the six months ended December 31, 1999, respectively. Such benefits are reflected as additional paid-in capital.

     Cash payments for income taxes were $1,950,717 in fiscal 1998 and $2,689,469 in fiscal 1999.

(13) SEGMENT AND RELATED INFORMATION

  Segments

     The Company operates predominately in the wireless communications, satellite communications and defense electronics markets. The Company's two reporting segments are the wireless group and the space and defense group. The Company's two reportable segments have been determined based upon the nature of the products and services offered, customer base, technology, availability of discrete internal financial information, homogeneity of products and delivery channel and are consistent with the way the Company organizes and evaluates financial information internally for making operating decisions and assessing performance.

     The wireless segment designs, manufactures and markets commercial products used mainly by the wireless communications market. Products produced in this business segment include highly integrated microwave components, assemblies and subsystems, as well as a product line of standard surface mount microwave signal splitting and combining components, trade name Xinger, that are used in wireless communications base station amplifiers.

     The space and defense segment of the business designs, manufactures and markets specialized products for companies in the radar and satellite communications market. Products produced in this business segment include passive beamforming networks for communications satellite multi-beam antennas, digital frequency discriminators and other radar-type discriminators, as well as a wide range of standard component products for defense electronics, such as mixers, couplers, power dividers and correlators.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

     The following table reflects the results of the segments consistent with the Company's internal financial reporting process. The following results are used in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments.

                                                            SPACE &    CORPORATE AND
                                                WIRELESS    DEFENSE     UNALLOCATED     CONSOLIDATED
                                                --------    -------    -------------    ------------
                                                                   (IN THOUSANDS)
AS OF AND FOR THE YEAR ENDED JUNE 30:
Net sales:
  1997........................................  $ 7,645     $16,582       $    --         $24,227
  1998........................................   16,580      20,869            --          37,449
  1999........................................   21,450      24,289            --          45,739
Operating income:
  1997........................................      202       1,833            --           2,035
  1998........................................    2,961       2,665            --           5,626
  1999........................................    3,266       4,530            --           7,796
Identifiable assets*:
  1997........................................    2,842      11,479        11,651          25,972
  1998........................................    4,575      11,583        34,745          50,903
  1999........................................    5,355       8,793        44,319          58,467
Depreciation and amortization**:
  1997........................................      351         889            --         $ 1,240
  1998........................................      517         819            --           1,336
  1999........................................      613         820            --           1,433
AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31
  (UNAUDITED):
Net sales:
  1998........................................  $ 9,103     $12,432       $    --         $21,535
  1999........................................   14,251      11,484            --          25,735
Operating income:
  1998........................................      804       2,787            --           3,591
  1999........................................    3,002       1,731            --           4,733
Identifiable assets*:
  1999........................................    9,087       7,199        46,283          62,569
Depreciation and amortization**:
  1998........................................      281         416            --             697
  1999........................................      417         427            --             844

---------------
 * Segment assets primarily include trade accounts receivable and inventories. The Company does not segregate other assets on a products and services basis for internal management reporting and, therefore, such information is not presented. Assets included in corporate and unallocated principally are cash and cash equivalents; marketable debt securities other receivables; prepaid expenses; deferred income taxes; refundable income taxes; property, plant and equipment; and patent.

** Depreciation expense is allocated departmentally based on an estimate of capital equipment employed by each department. Depreciation expense is then further allocated within the department as it relates to the specific business segment impacted by the consumption of the capital resources utilized. Due to the similarity of the property, plant and equipment utilized, the Company does not specifically identify these assets by individual business segment for internal reporting purposes.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

  Geographic Information

     Geographic net sales by geographic region are as follows:

                                                                  OTHER FOREIGN    CONSOLIDATED
                                       UNITED STATES    CANADA      COUNTRIES       NET SALES
                                       -------------    ------    -------------    ------------
                                                            (IN THOUSANDS)
YEAR ENDED JUNE 30:
  1997...............................     $19,526       $1,103       $3,598          $24,227
  1998...............................      29,837        3,253        4,359           37,449
  1999...............................      36,469        4,591        4,679           45,739
SIX MONTHS ENDED DECEMBER 31:
  1998 (Unaudited)...................      19,176          253        2,106           21,535
  1999 (Unaudited)...................      21,107        1,477        3,151           25,735

  Customers

     In 1997, sales to two customers (approximately $3,400,000, relating to the space and defense electronics segment, and $2,700,000, relating to the wireless segment) exceeded 10% of consolidated net sales. In 1998, sales to one customer (approximately $6,800,000, relating to the wireless segment) exceeded 10% of consolidated net sales. In 1999, sales to two customers (approximately $8,375,000, relating to the wireless segment, and $5,250,000, relating to the space and defense electronics segment) exceeded 10% of consolidated net sales. During the six months ended December 31, 1999, sales to two customers (approximately $4,973,000 (unaudited), relating to the wireless segment, and $3,395,000 (unaudited), relating to the space and defense electronics segment) exceeded 10% of consolidated net sales.

(14) COMMITMENTS

     The Company is obligated under an operating lease for a building. Future minimum payments under the noncancelable operating lease for the next five years and thereafter are summarized as follows:

YEAR ENDING JUNE 30,                                      (IN THOUSANDS)
  2000..................................................      $  397
  2001..................................................         397
  2002..................................................         397
  2003..................................................         397
  2004..................................................         397
  Thereafter............................................       3,836
                                                              ------
                                                               5,821
Less amounts representing
  sublease income.......................................         943
                                                              ------
                                                              $4,878
                                                              ======

     Rent expense for the years ended June 30, 1997, 1998 and 1999 was $384,835, $392,051 and $396,861, respectively. Rent expense for fiscal 1997, 1998 and 1999 was offset by sublease income of $125,667, $242,435 and $347,254, respectively.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

(15) CONCENTRATIONS

     The Company and others, which are engaged in supplying defense-related equipment to the United States Government (the Government), are subject to certain business risks peculiar to the defense industry. Sales to the Government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad and other factors. Sales to the Government accounted for approximately 16%, 18% and 13% of consolidated net sales in fiscal 1997, 1998 and 1999, respectively. While management believes there is a high probability of continuation of the Company's current defense-related programs, it continues to attempt to reduce its dependence on sales to the Government through development of its commercial electronic business.

(16) SUBSEQUENT EVENT (UNAUDITED)

     On February 29, 2000, the Company acquired 100% of the capital stock of RF Power Components, Inc. (RF). RF is based in Long Island, New York, and is primarily engaged in the manufacture of electronic products, including resistors, attentuators and couplers. The purchase price consisted of cash of $7.5 million and 23,517 Anaren common shares. The acquisition of RF will be accounted for under the purchase method of accounting for business combinations.

INSIDE BACK COVER - EDGAR DESCRIPTION


[The word "Anaren . . ." appears at the top left corner of the page. Our logo and tag line (Anaren -- "What'll we think of next?") appear in the center of the page, superimposed on top of a rectangular photo which contains on the right-hand side a picture of our Xinger(R) coupler component on a human finger, the Xinger(R) logo on the bottom center of the photo and a drawing of a human figure with our Xinger(R) coupler component for its head (the Xinger-Man) on the left-hand side. The phrase "What'll we think of next?" appears at the bottom center of the page.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,600,000 SHARES

                         [ANAREN MICROWAVE, INC. LOGO]
                             ANAREN MICROWAVE, INC.

                         ------------------------------
                                   Prospectus
                                           , 2000
                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC

                               CIBC WORLD MARKETS

                            NEEDHAM & COMPANY, INC.

                         PACIFIC GROWTH EQUITIES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II:

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fee.........  $ 34,689
National Association of Securities Dealers Filing Fee*......    13,640
Nasdaq Additional Listing Fee...............................    13,230
Legal Fees*.................................................   145,000
Accounting Fees*............................................   140,000
Transfer Agent and Registrar*...............................    10,000
Printing, Postage and Handling Expenses*....................   130,000
Miscellaneous Expenses*.....................................    63,441
                                                              --------
     Total..................................................  $550,000
                                                              ========

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under the New York Business Corporation Law ("NYBCL"), a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for stockholder derivative suits, if such director or officer acted in good faith, for a purpose which he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to, the best interests of the corporation, and, in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose which he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     Any person who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL pursuant to the above paragraph may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by (i) the disinterested directors if a quorum is available, (ii) the board upon the written opinion of independent legal counsel or (iii) the stockholders.

     The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or bylaws or when authorized by (i) such certificate of incorporation or bylaws; (ii) a resolution of stockholders, (iii) a resolution of directors or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     The foregoing statement is qualified in its entirety by reference to Sections 715, 717 and 721 through 725 of the NYBCL.

     The By-laws of the Registrant provide that the Registrant shall indemnify any officer or director who is made or is threatened to be made a party to an action by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him, in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith for a purpose which he reasonably expected to be in or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the Registrant, except that no indemnification shall be made in respect to (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant; unless and only to the extent that the court in which the action was brought, or if no action was brought, any court of competent jurisdiction, determines upon application that, in view of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

ITEM 16.  EXHIBITS

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1     Proposed Form of Underwriting Agreement***
  4.1     Certificate of Incorporation(1)**
  4.2     Restated By-laws, as amended on February 1, 2000**
  4.3     Specimen Certificate of Common Stock**
  5.1     Opinion of Bond, Schoeneck & King, LLP***
 23.1     Consent of KPMG LLP***
 23.2     Consent of Bond, Schoeneck & King, LLP (included in Exhibit
          5.1)***
 24.1     Power of Attorney (included in signature page)**


---------------

**  Previously filed

*** Filed herewith

(1) (A) Restated Certificate of Incorporation of the Registrant, filed on August 11, 1967, is incorporated herein by reference to Exhibit 3(a) to Registrant's Registration Statement on Form S-1 (Registration No. 2-42704), (B) Amendment, filed December 19, 1980, is incorporated herein by reference to Exhibit 4.1(ii) to Registrant's Registration Statement on Form S-2 Registration (Registration No. 2-86025); (C) Amendment, filed March 18, 1985, is incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K (Commission File No. 0-6620) for the fiscal year ended June 30, 1987; (D) Amendment, filed December 14, 1987, is incorporated herein by reference to
Exhibit 4(a)(iv) to the Registrant's Registration Statement on Form S-8 (Registration No. 33-19618); (E) Amendment, filed April 8, 1999, is incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K (Commission File No. 0-6620) for the fiscal year ended June 30, 1999; and
(F) Amendment, filed February 8, 2000, which was previously filed as Exhibit 4.1 to this Registration Statement.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned thereunto duly authorized, in East Syracuse, New York on this twenty-fourth day of March, 2000.


                                          ANAREN MICROWAVE, INC.

                                          By: /s/ LAWRENCE A. SALA
                                            ------------------------------------
                                              Name:    Lawrence A. Sala
                                              Title:     President and Chief
                                              Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.



                     SIGNATURE                                    TITLE                       DATE
                     ---------                                    -----                       ----

               /s/ LAWRENCE A. SALA                  Director, President and Chief       March 24, 2000
---------------------------------------------------    Executive Officer (Principal
                 Lawrence A. Sala                      Executive Officer)

                 /s/ HUGH A. HAIR*                   Chairman of the Board               March 24, 2000
---------------------------------------------------
                   Hugh A. Hair

              /s/ CARL W. GERST, JR.*                Chief Technical Officer,            March 24, 2000
---------------------------------------------------    Treasurer and Vice Chairman
                Carl W. Gerst, Jr.

              /s/ JOSEPH E. PORCELLO*                Vice President, Finance             March 24, 2000
---------------------------------------------------    (Principal Financial Officer
                Joseph E. Porcello                     and Principal Accounting
                                                       Officer)

              /s/ HERBERT I. CORKIN*                 Director                            March 24, 2000
---------------------------------------------------
                 Herbert I. Corkin

                 /s/ DALE F. ECK*                    Director                            March 24, 2000
---------------------------------------------------
                    Dale F. Eck

                /s/ ABRAHAM MANBER*                  Director                            March 24, 2000
---------------------------------------------------
                  Abraham Manber

                /s/ DAVID WILEMON*                   Director                            March 24, 2000
---------------------------------------------------
                   David Wilemon

                     SIGNATURE                                    TITLE                       DATE
                     ---------                                    -----                       ----
               /s/ MATTHEW ROBISON*                  Director                            March 24, 2000
---------------------------------------------------
                  Matthew Robison

                /s/ BRIAN P. KELLY*                  Director                            March 24, 2000
---------------------------------------------------
                  Brian P. Kelly



*By: /s/ LAWRENCE A. SALA

     ---------------------------------

     Name:    Lawrence A. Sala


     Title:     Attorney-in-Fact